<table>
<tr><td>FORM C</td><td></td><td>OMB APPROVAL</td></tr>
<tr><td>FORM C</td><td>UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549</td><td>OMB Number: ####-####
Estimated average burden hours per response: ##.#</td></tr>
</table>

Form C: Filer Information

Filer CIK:	0002015826
Filer CCC:	*crw2mqm
Is this a LIVE or TEST Filing?	⦿ LIVE ○ TEST
Is this an electronic copy of an official filing submitted in paper format in connection with a hardship exemption?	☐
Would you like a Return Copy?	☑

Submission Contact Information

Name:	Charles Covey
Phone Number:	9032718907
Contact E-Mail Address:	charles@landvestdev.com
Notify via Filing Website only?	☐
Notification Email Address:	charles@landvestdev.com
Notification Email Address:	j.lovejoy@landvest-capital.com

Form C: Issuer Information

Issuer Information

Name of Issuer:	LandVest Capital Secured Land Fund 1 CF LLC

Legal Status of Issuer:

Form:	Limited Liability Company
Jurisdiction of Incorporation/Organization:	TEXAS
Date of Incorporation/Organization:	02-21-2024

Physical Address of Issuer:

Address 1:	704 Central Pkwy E, Suite 1220
City:	Plano
State/Country:	TEXAS
Mailing Zip/Postal Code:	75074
Website of Issuer:	https://landvest-capital.com/about/
Is there a Co-issuer?	○ Yes ⦿ No

Intermediary through which the Offering will be Conducted:

CIK:	0001886151
Company Name:	Invown Funding Portal LLC

Commission File Number:

007-00329

Form C: Offering Information

Offering Information

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

A success fee equal to 1.5% of the amount raised.

Any other financial interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Invown Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part the Offering, nor is there any arrangement for Invown Portal, LLC to acquire an interest.

Type of Security Offered:

Other

Specify:

LLC interests "Class A Shares"

Target Number of Securities to be Offered:

5

Price:

10000.00000

Price (or Method for Determining Price):

We estimated the funds needed to complete the project. We estimated the project's value upon completion. We estimated fair return for investors. Based on these estimates, we established profit-sharing in our LLC Agreement.

Maximum Offering Amount (if different from Target Offering Amount):

5000000.00

Oversubscriptions Accepted:

⦿ Yes ◯ No

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Deadline to reach the Target Offering Amount:

06-18-2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Form C: Annual Report Disclosure Requirements

Annual Report Disclosure Requirements

Total Assets Most Recent Fiscal Year-end:

0.00

Total Assets Prior Fiscal Year-end:

0.00

Cash and Cash Equivalents Most Recent Fiscal Year-end:

0.00

Cash and Cash Equivalents Prior Fiscal Year-end:

0.00

Accounts Receivable Most Recent Fiscal Year-end:

0.00

Accounts Receivable Prior Fiscal Year-end:

0.00

Short-term Debt Most Recent Fiscal Year-end:

0.00

Short-term Debt Prior Fiscal Year-end:

0.00

Long-term Debt Most Recent Fiscal Year-end:

`0.00`

Long-term Debt Prior Fiscal Year-end:

`0.00`

Revenue/Sales Most Recent Fiscal Year-end:

`0.00`

Revenue/Sales Prior Fiscal Year-end:

`0.00`

Cost of Goods Sold Most Recent Fiscal Year-end:

`0.00`

Cost of Goods Sold Prior Fiscal Year-end:

`0.00`

Taxes Paid Most Recent Fiscal Year-end:

`0.00`

Taxes Paid Prior Fiscal Year-end:

`0.00`

Net Income Most Recent Fiscal Year-end:

`0.00`

Net Income Prior Fiscal Year-end:

`0.00`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

`ALABAMA`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

`ALASKA`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

`ARIZONA`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

`ARKANSAS`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

`CALIFORNIA`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

`COLORADO`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

`CONNECTICUT`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

`DELAWARE`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

`DISTRICT OF COLUMBIA`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

`FLORIDA`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

`GEORGIA`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

`HAWAII`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

`IDAHO`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

`ILLINOIS`

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

INDIANA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

IOWA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

KANSAS

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

KENTUCKY

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

LOUISIANA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

MAINE

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

MARYLAND

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

MASSACHUSETTS

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

MICHIGAN

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

MINNESOTA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

MISSISSIPPI

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

MISSOURI

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

MONTANA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

NEBRASKA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

NEVADA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

NEW HAMPSHIRE

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

NEW JERSEY

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

NEW MEXICO

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

NEW YORK

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

NORTH CAROLINA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

NORTH DAKOTA

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

OHIO

Using the list below, select the jurisdictions in which the issuer intends to

OKLAHOMA

offer the securities:

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | OREGON |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | PENNSYLVANIA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | PUERTO RICO |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | RHODE ISLAND |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | SOUTH CAROLINA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | SOUTH DAKOTA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | TENNESSEE |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | TEXAS |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | UTAH |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | VERMONT |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | VIRGINIA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | WASHINGTON |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | WEST VIRGINIA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | WISCONSIN |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | WYOMING |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | ALBERTA, CANADA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | BRITISH COLUMBIA, CANADA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | MANITOBA, CANADA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | NEW BRUNSWICK, CANADA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | NEWFOUNDLAND, CANADA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | NOVA SCOTIA, CANADA |

| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | ONTARIO, CANADA |

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	PRINCE EDWARD ISLAND, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	QUEBEC, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	SASKATCHEWAN, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	YUKON, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	CANADA (FEDERAL LEVEL)

Form C: Signature

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer:	LandVest Capital Secured Land Fund 1 CF LLC
Signature:	Charles Covey
Title:	Manager

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature:	Charles M. Covey
Title:	Manager
Date:	06-20-2024

LANDVEST CAPITAL SECURED LAND FUND 1 CF LLC

A TEXAS Limited Liability Company (LLC)

Form C

Disclosures in Reg CF Offering

06-20-2024

TABLE OF CONTENTS

4875-0781-3142, v. 1

FORM C

Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	LandVest Capital Secured Land Fund 1 CF LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	TEXAS
Date Company Was Formed (from the Company's Certificate of Formation)	02-21-2024
Kind of Entity	Limited Liability Company (LLC)
Street Address	704 Central Pkwy E, Suite 1220, Plano TX 75074
Website Address	https://landvest-capital.com/about/

	Most Recent Fiscal Year	*Previous Fiscal Year*
Total Assets	0	0
Cash & Equivalents	0	0
Account Receivable	0	0
Short-Term Debt	0	0

Long-Term Debt	0	0
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid	0	0
Net Income	0	0

§227.201(b) – Directors and Officers

Person #1

Name	Charles Covey	
All positions with the Company and How Long for Each Position	**Position:** President	**How Long:** 1 month
Business Experience During Last Three Years (Brief Description)	Development Company Owner on various projects including The Parks at Hurricane Creek, Anna TX - 77 acres, 322 lots and The Acres at Desert Creek, Blue Ridge TX - 98 acres, 59 lots. Commercial construction Company Owner on various projects including Grandscape, 27 building mixed use development, and The Colony TX - $1.2 Billion. Nove at Knox, 28 story residential tower, Dallas TX - $120 Million and Over 300 projects completed across Texas in this role, approaching $5 Billion in total value.	
Principal Occupation During Last Three Years	Self Employed	
Has this Person Been Employed by Anyone Else During the Last Three Years?	No	

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

4875-0781-3142, v. 1

Name	Charles Covey

§227.201(d) – The Company's Business and Business Plan

About the Project

LandVest Capital Secured Land Fund 1 CF LLC has partnered with LandVest Development LLC for development projects in the Dallas-Fort Worth metropolitan statistical area (MSA). The first of which being The Parks at Hurricane Creek, and other similar projects in the Built-to-rent (BTR) and Manufactured Housing Community (MHC) asset classes. LandVest Capital Secured Land Fund 1 CF LLC and LandVest Development LLC are both owned and managed by Charles Covey. This partnership focuses on developments which aim to provide housing solutions to multiple demographic segments.

The Parks at Hurricane Creek is a Built-to-rent (BTR) subdivision comprising 322 townhome rental units. The proforma for The Parks at Hurricane Creek data has been provided in Exhibit B as an example of the level of detail in underwriting, project costs and projected returns. As other project data is available, it will be provided to existing and prospective investors. All projects meet a stringent criteria for return metrics, geographic characteristics, green initiatives and value additions. We seek projects which meet a minimum return projection of 1.8x Equity Multiple. These projections are a target and multiple outside factors can affect the actual results, more details available in *Exhibit C: Risks of Investing* section below. All other projects are located in Dallas-Fort Worth, San Antonio, Austin, or Houston MSAs. Details on the use of funds are provided in the "About the Finances" section.

Texas has experienced an increase in population over the last decade. This has added to rent growth and an increase in demand for affordable workforce housing across the Texas Triangle. ((https://demographics.texas.gov/Visualizations/2022/DomesticMigration/) (https://nlihc.org/gap/state/tx)

We seek to provide housing solutions which give renters access to green space, great amenities, and a sense of community and ownership, all while ensuring our overarching mission of solving housing for our communities while elevating wealth for our investors. Our SecureGrowth Impact System™ is designed to bring a robust security profile while ensuring realistic and attainable return projections and results.

The SecureGrowth Impact System™ (SGIS), created by Charles Covey, is a comprehensive initiative dedicated to addressing the housing crisis through the development of sustainable, high-quality housing across multiple market sectors. Guided by the principles of integrity, innovation, and societal impact, SGIS aims to not only provide financial returns to our investors but also to foster community development and environmental stewardship. With a goal to build 10,000 homes by 2030 and plant 1 million trees globally, our plan is rooted in scalability, technology, and partnership with local communities, ensuring a measurable impact on housing accessibility and quality of life. We will partner with our investors to participate in community philanthropy events as well as other investor events.

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We will build, lease-up, stabilize, then sell these development projects, or use other capital generating strategies to create cash flow to be shared with the investors of LandVest Capital Secured Land Fund 1 CF LLC.

About the Finances

Our projects will be financed by commercial and construction loan products. The crowd raised equity will contribute to part of the finance expenses or equity contributions for the commercial and or construction loans coupled with equity from other sources.

The following chart summarizes projected costs of the project(s) and how we plan to pay for it. These costs are a projection, funds will be used to cover project and fund related costs as they arise. These costs include but are not limited to: land acquisition and development, construction costs, financing costs, pre-construction costs, infrastructure and utilities, contingency funds, project management, marketing and sales, post-construction costs, legal and professional fees, etc:

Projects costs	
Hard Costs	$11,994,400
Soft costs	$2,000,000
Closing costs	$285,600
Total project costs	$14,280,000
Sources	
Bank loan	65% of project cost
Equity	35% of project cost
Total sources	**100%**

About the Developer

Background

Charles Covey has established himself as an expert in the construction and development industry with his vision, honed skill set and successful collaborations. With 24 years of experience, he continues to bring profitable ventures to investors throughout the state of Texas. His construction industry knowledge began humbly at the age of 16, framing houses as a carpenter. Mr. Covey earned a degree in Economics from Texas A&M University and continued to make his mark in the construction industry ever since. Always a visionary, Mr. Covey has established profitable businesses and is a sought-after consultant by those who want to more accurately vision cast for their company. He has created a career based on

4875-0781-3142, v. 1

his three primary principles:

- High-quality decision making
- Outside-the-box problem solving
- Exceptional collaboration

These three foundational elements continue to build an impressive project portfolio of over $5 Billion in construction and development that spans the Lone Star State.

High-Quality Decision Making
Mr. Covey brings a data-driven and analytical approach to each of his ventures. He prioritizes information for superior decisions. His business mindset is a tactical and information-centric process of collecting data to yield high-quality details for the decision-makers. This information assists in driving successful outcomes at all levels of a project. Mr. Covey's approach as a business leader is one of efficiency. He is always innovatively guiding his ventures to winning because of his perspective on improving and streamlining within the business. His methods include the development of forward thinking cloud based dashboards for deal analysis that combine a significant list of metrics into an easy to analyze format for quick and efficient decisions.

Outside-the-Box Problem Solving
The construction and development industries have continual change and complex problems. The issues that may arise need a short-term and long-term understanding for a highly profitable project. Mr. Covey is well equipped with his years of business experience for all situations that may occur. He brings an impressively high IQ and a remarkable memory to the table when the outside-of-the-box perspective is needed to solve issues creatively. His educational roots in economics and finance give him the know-how for creative solutions and the analytical approach to implement those decisions. This flows naturally with the intention to maximize upside while protecting the downside risk potential. Couple that with the 24 years of real world experience in the trenches daily, and you have a winning combination. Mr. Covey's has a deep understanding of how to approach business issues to find high-functioning solutions. With such a track record of unique and forward thinking results, he is often sought out by business leaders to consult on high level problems to generate impactful solutions.

Exceptional Collaboration
Mr. Covey knows first-hand the power of high-level collaborations. It has been one of the hallmarks of his success in construction and development. Mr. Covey is known for his straightforward and honest approach. He has a "no bullshit" methodology when planning and executing projects, communicating and highlighting the importance of the project's information to the stakeholders. He will always deliver the truth, even when the truth is uncomfortable.This ongoing forthright communication protocol is a foundational key to eliminating a pitfall-laden process of ambiguity and navigating personalities. With a track record that speaks for itself, Mr. Covey creates high-performing projects with well-educated teams to create wins. Year after year, Mr. Covey witnesses many of his co-workers and employees find success in their personal ventures due to his guidance,education, and collaboration. He takes great pride in

4875-0781-3142, v. 1

watching young entrepreneurs use what they have learned to create their own ventures and successes under his guidance.AttributesMr. Covey has established a reputation for being one of the most determined and hardest working individuals in the business. This approach has allowed him and his teams to achieve extraordinary success in short timeframes. He built a large construction organization from 0 to 125 employees working statewide across Texas, starting with no outside funding or resources. Mr. Covey is no stranger to large projects with significant capital requirements, constructing a Berkshire Hathaway backed multi-use project valued at over $1 Billion.While operating his own development firm, Mr. Covey has leveraged his drive and exceptional resume to build a company that is making an impact across the top national market of Dallas/Ft Worth and continuing to grow across other top 10 markets in Texas and the southern United States.

Your Opportunity

Mr. Covey is an investor in various projects, including angel investing, private equity, and his personal real estate portfolio. He knows firsthand what investors go through to find good deals and to vet qualified teams. This perspective has been key in building the LandVest offerings. Our current opportunities have been foundationally designed for success by Mr. Covey. Each project or fund is created as a vehicle which are projected to yield results with lower risk than what is in the current marketplace. His model continues to improve and evolve following the success of prior funds. Mr. Covey continues to see opportunity and capitalize in key growth markets. LandVest is poised to make impressive gains for its investors, with expected deal flow approaching $500 million in investable opportunities for 2024 & 2025.

Project Manager or Superintendent on the Following Projects:
- Richardson ISD Renovations and Additions - 18 projects, Richardson TX - $30 Million
- Rockwall-Heath HS Performing Arts Center and Additions, Heath TX - $28 Million
- Allen HS Performing Arts Center and Addition, Allen TX - $28 Million
- Frisco ISD Administration Complex, Frisco TX - $27 Million
- Floyd Elementary, Mesquite TX - $15 Million
- Black Elementary, Mesquite TX - $15 Million
- Tosch Elementary, Mesquite TX - $15 Million

Commercial Construction Company Owner on the Following Projects:
- Grandscape, 27 building mixed use development, The Colony TX - $1.2 Billion
- Nove at Knox, 28 story residential tower, Dallas TX - $120 Million
- New Sherman HS, Sherman TX - $90 Million• UT Dallas Math and Science Center, Dallas TX - $70 Million
- Alexan Katy Trail, 17 story residential tower, Dallas TX - $45 Million
- Over 300 projects completed across Texas in this role, approaching $5 Billion in total value.

Development Company Owner on the Following Projects (Includes recent and current):
- The Acres at Pilot Grove, Whiteright TX - 110 acres, 8 parcels
- The Acres at Caddo Creek, Caddo Mills TX - 28 Acres, 11 lots

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- The Acres at Desert Creek, Blue Ridge TX - 98 acres, 59 lots
- The Prairie at Chisholm Trail, Burleson TX - 111 acres, 570 lots
- The Prairie at Blue Ridge, Blue Ridge TX - 263 acres, 2000 lots
- The Parks at Hurricane Creek, Anna TX - 77 acres, 288 lots
- The Parks at Wilson Creek, McKinney TX - 13 acres, 80 lots.

§227.201(e) – Number of Employees

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached *Exhibit C: Risks of Investing* for a more expansive list of potential risks associated with an investment in this Company.

§227.201(g) – Target Offering Amount and Offering Deadline

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $50,000. If we have not raised at least the target amount by June 18, 2025 – our "offering deadline" – then we will terminate the offering and return all the money to investors.

4875-0781-3142, v. 1

Rolling Close

The issuer herein acknowledges and makes explicit its right to conduct a rolling close, also recognized as an intermediate close, permitting the collection and utilization of raised funds prior to the conclusion of the fundraising campaign under the following conditions prescribed by Invown:

1. Minimum Fund Requirement: The issuer has successfully garnered the stipulated minimum target amount prior to conducting a rolling close.
2. Time Constraint: There must be a minimum of 21 days remaining in the campaign at the time of the intermediate close.
3. Mandatory Disclosure: This document, Form C, duly discloses the issuer's capability to execute a rolling close, and every rolling close necessitates prior authorization from Invown.
4. Refund Agreement: If the issuer opts to terminate their campaigns subsequently, they are bound to refund the closed upon amounts to the investors.

Notification & Investor Rights Related to a Rolling Close:

Prior Notice:

Investors will receive notification detailing the timing of a rolling close at least 5 business days in advance.

Investment Finalization:

Investors are advised that failure to modify or withdraw their investment before the rolling close will result in the finalization of their investment as it would at the conclusion of a standard campaign. Any alterations or cancellations are impermissible post the rolling close.

Refund Option:

Investors retain the right to cancel or alter their investment up to 48 hours before the declared rolling close date and are eligible for refunds as is customary until 48 hours before the declared rolling close date.

Continuation of Campaign & Fund Transfer:

Subsequent to a rolling close, the issuer will receive the accrued funds, and the campaign will persist as active and we will also continue trying to raise money up to our $5,000,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least 5 days' notice of the new offering deadline.

Invown will notify investors when and if the target amount has been raised.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes

4875-0781-3142, v. 1

What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$5,000,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $50,000:

Use of Money	How Much (approximately)
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$3,750
Cost of Land	$0
Cost of Construction	$0
Real Estate Commissions	$0
Project-related expenses (includes but not limited to: land acquisition and development, construction costs, financing costs, pre-construction costs, infrastructure and utilities, contingency funds, project management, marketing and sales, post-construction costs, legal and professional fees, etc.)	$46,250
TOTAL	**$50,000**

If we raise the maximum goal of $5,000,000:

Use of Money	How Much (approximately)
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$345,000
Cost of Land	$0
Cost of Construction	$0
Real Estate Commissions	$0

4875-0781-3142, v. 1

Project-related expenses (includes but not limited to: land acquisition and development, construction costs, financing costs, pre-construction costs, infrastructure and utilities, contingency funds, project management, marketing and sales, post-construction costs, legal and professional fees, etc.)	$4,655,000
TOTAL	**$5,000,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page;
- If you decide to invest, press the *Invest Now* button
- Follow the instructions

The minimum amount you can invest in the offering is $10,000. Investments above the minimum may be made in increments of $1,000. The Company reserves the right to accept investments below the minimum on a case-by-case basis.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit D.

Cancellation

You can cancel all or any portion of your investment commitment until 48 hours before the rolling close date which will be communicated to you 5 days in advance.

To cancel your investment, log onto your account on Invown.com and click the cancel investment button found on your dashboard. Ensure you receive an email confirming the cancellation. For any difficulties contact hello@invown.com.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

4875-0781-3142, v. 1

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class A Shares." The price is $10,000 for each Class A Share.

We arrived at the price as follows:

- We estimated how much money we need to complete the project.
- We estimated the value of the project when it's completed.
- We estimated what we believe is a fair return to Investors.
- Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class A Shares." When you purchase an Investor Share, you will become an owner of the Company, which is a Texas limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as *Exhibit F: LLC Agreement.*

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time.

Under the LLC Agreement, distributions fall in two categories: distributions from the rental operations of the property; and distributions from the sale or refinancing of the property.

Distributions from rental operations will be distributed as follows:

(a) First, to investors until they have received a cumulative, non-compounded return of 8% per year on their invested capital (the "Preferred Return").

(b) Second, 50% to the investors and 50% to the Manager.

Distributions from sale or refinancing transaction will be distributed as follows:

(a) First, to investors in the amount of their unpaid Preferred Return.

(b) Second, to investors to return all their capital.

12

(c) Third,50% to the investors and 50% to the Manager.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Class A Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

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Right to Transfer

In General and subject to the terms and conditions in Section 8 of the LandVest Capital Secured Land Fund 1 CF LLC agreement, a Class A Member may sell or otherwise assign all or any portion of his, her, or its Class A Shares (the "Transferred Shares"), with or without consideration.

A transferee of Transferred Shares pursuant to section 8.1.1 of the LandVest Capital Secured Land Fund 1 CF LLC agreement shall have the right to become a Class A Member pursuant to Tex. Bus. Orgs. Code Ann. §101.109 if and only if all of the following conditions are satisfied:

a. The transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions;
b. A fully executed and acknowledged written transfer agreement between the Transferor and the transferee has been filed with the Company;
c. All costs and expenses incurred by the Company in connection with the transfer are paid by the transferor to the Company, without regard to whether the proposed transfer is consummated; and
d. The Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the transfer does not violate the Securities Act of 1933 or any applicable state securities laws, (ii) the transfer will not require the Company or the Manager to register as an investment company under the Investment Company Act of 1940, (iii) the transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (v) the transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; provided, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

Any permitted transferee of Class A Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager in accordance to section 8.1.4 of the LandVest Capital Secured Land Fund 1 CF LLC agreement.

Modification of Terms of Class A Shares

The terms of the Class A Shares may be modified or amended only with the consent of the Manager and investors owning a majority of the Class A Shares.

Other Classes of Securities

As of now, the Company has only two classes of securities: Class A Shares and Class B Shares. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all the Class A Shares, while all the Class B Shares will be owned by the Manager.

Whereas the owners of the Class A Shares have no right to vote or otherwise participate in the management of the Company, the Manager, who will own all the Class B Shares, has total control over all aspects of the Company and its business.

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Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Class A Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Class A Shares.

The Person Who Controls the Company

Charles Covey owns all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Mr. Charles Covey effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Class A Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Class A Shares in the future. If we had to place a value on the Class A Shares, it would be based on the amount of money the owners of the Class A Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

4875-0781-3142, v. 1

- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(n) – The Funding Portal

The Company is offering its securities through Invown Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00329 and the Funding Portal Registration Depository (FPRD) number is 312976.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Invown Funding Portal, LLC as follows:

A success fee equal to 1.5% of the amount raised.

Invown Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for Invown Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
0	$0	0%		
0	$0	0%		
0	$0	0%		
0	$0	0%		

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

4875-0781-3142, v. 1

§227.201(q) – Other Offerings of Securities within the Last Three Years

There were no other offerings by this company in the last three years.

§227.201(r) – Transactions Between the Company and "Insiders"

There were no Transactions Between the Company and "Insiders"s.

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Texas Limited Liability Company. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to buy and operate the project, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will probably dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to buy the project as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, our only other source of capital is the loan from the bank.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as *Exhibit H: Financial Statements*

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§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (*i.e.*, those covered by this rule). You can see the CrowdCheck reports attached as Exhibit I: Background Checks..

Have any of those designated people committed any of those prohibited acts before May 16, 2016?	No

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on the Platform.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at 12-31-2024, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

Has the Company ever raised using Crowdfunding before?	No
If yes, has it ever failed to file the reports required by Regulation Crowdfunding?	

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The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

A list of potential risks and considerations is provided in the Risk of Investing section of this document. This list is provided as a general overview of risk but is in no way a comprehensive risk analysis. Many factors outside the control of the company exist which may result in loss of your invested capital, or more.

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Exhibit A: SOURCES AND USES OF FUNDS

Projects costs	
Hard Costs	$11,994,400
Soft costs	$2,000,000
Closing costs	$285,600
Total project costs	$14,280,000
Sources	
Bank loan	65% of project cost
Equity	35% of project cost
Total sources	**100%**

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $50,000:

Use of Money	How Much (approximately)
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$3,750
Cost of Land	$0
Cost of Construction	$0
Real Estate Commissions	$0
Project-related expenses (includes but not limited to: land acquisition and development, construction costs, financing costs, pre-construction costs, infrastructure and utilities, contingency funds, project management, marketing and sales, post-construction costs, legal and professional fees, etc.)	$46,250
TOTAL	**$50,000**

If we raise the maximum goal of $5,000,000:

4875-0781-3142, v. 1

Use of Money	How Much (approximately)
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$345,000
Cost of Land	$0
Cost of Construction	$0
Real Estate Commissions	$0
Project-related expenses (includes but not limited to: land acquisition and development, construction costs, financing costs, pre-construction costs, infrastructure and utilities, contingency funds, project management, marketing and sales, post-construction costs, legal and professional fees, etc.)	$4,655,000
TOTAL	**$5,000,000**

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Table of Contents

LANDVEST

The Parks at Hurricane Creek
BFR Townhomes - 3 Phases, 322 Units
TX
Cashflow Summary

Year	0	1	2	3	4	5	6	7	8	9	10	11	Total
Phase 1 - 96 Townhomes Cashflow	0	177,788	484,670	0	0	0	0	0	0	0	0	0	662,458
Phase 2 - 108 Townhomes Cashflow	0	0	0	937,448	0	0	0	0	0	0	0	0	937,448
Phase 3 - 118 Townhomes Cashflow	0	0	0	0	1,135,874	0	0	0	0	0	0	0	1,135,874
Total Operating Cashflow	$0	$177,788	$484,670	$937,448	$1,135,874	$0	$0	$0	$0	$0	$0	$0	$2,735,780
Yield to Cost	*0.00%*	*0.83%*	*7.42%*	*7.81%*	*8.00%*	*8.29%*	*8.54%*	*8.79%*	*9.06%*	*9.33%*	*9.61%*	*9.90%*	
Land Cost	($8,000,000)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	($8,000,000)
Hard Costs	($1,780,768)	($1,581,516)	($1,290,585)	($1,933,094)	($639,634)	$0	$0	$0	$0	$0	$0	$0	($7,225,596)
Soft Costs	(1,545,600)	(24,262,826)	(19,085,890)	(28,840,443)	(9,648,749)	0	0	0	0	0	0	0	(83,383,507)
Total Construction Costs	**($3,326,368)**	**($25,844,341)**	**($20,376,474)**	**($30,773,537)**	**($10,288,383)**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**($90,609,103)**
Gross Sale Proceeds	$0	$0	$37,491,396	$47,408,869	$55,376,788	$0	$0	$0	$0	$0	$0	$0	$140,277,053
Land Sale Proceeds	0	0	0		0	0	0	0	0	0	0	0	0
Disposition Costs	0	0	(468,642)	(592,611)	(692,210)	0	0	0	0	0	0	0	(1,753,463)
Total	**$0**	**$0**	**$37,022,754**	**$46,816,258**	**$54,684,579**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$138,523,590**
Unlevered Cashflow	**($11,326,368)**	**($25,666,553)**	**$17,130,949**	**$16,980,169**	**$45,532,070**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$42,650,267**
Combined Levered													**Total**
Loan Origination Fees	($806,743)	$0	($850,188)	($855,130)	$0	$0	$0	$0	$0	$0	$0	$0	($2,512,061)
Working Capital Release	0	27,527	0	12,032	5,133	0	0	0	0	0	0	0	44,692
Loan Exit Fees	0	0	0	0	0	0	0	0	0	0	0	0	0
Loan Interest Expense	0	(2,049,984)	(1,475,441)	(3,572,573)	(3,062,900)	0	0	0	0	0	0	0	(10,160,898)
Loan Proceeds	4,133,111	27,689,011	22,194,340	34,235,272	12,230,723	0	0	0	0	0	0	0	100,482,458
Loan Principal Amortization/Repayment	0	0	(32,269,729)	(34,007,513)	(34,205,216)	0	0	0	0	0	0	0	(100,482,458)
Levered Cashflow	**($8,000,000)**	**$0**	**$4,729,932**	**$12,792,257**	**$20,499,810**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$30,021,999**

Square Footage by Property

	Blank	Blank	Anna Phase 1	Anna Phase II	Anna Phase III	Anna Phase IV	Total SF
Townhomes	0	0	154,560	173,880	189,980	0	518,420
Total SF	**0**	**0**	**154,560**	**173,880**	**189,980**	**0**	**518,420**

Construction Budget

	Blank	Blank	Anna Phase 1	Anna Phase II	Anna Phase III	Anna Phase IV	Total
Soft Costs	$0	$0	$3,362,283	$1,927,343	$1,935,969	$0	$7,225,596
Hard Costs	0	0	25,808,426	28,628,835	28,946,247	0	$83,383,507
Construction Cost Total	$0	$0	$29,170,709	$30,556,178	$30,882,216	$0	$90,609,103
Land Cost	0	0	8,000,000	0	0	0	8,000,000
Construction Interest	0	0	2,102,156	2,453,189	2,329,324	0	6,884,669
Land Loan Interest	0	0	0	0	0	0	0
PACE Loan Interest	0	0	190,120	171,051	161,773	0	522,944
Construction Financing Fees	0	0	669,243	731,658	735,912	0	2,136,813
PACE Financing Fees	0	0	137,500	118,530	119,219	0	375,249
Total Budget	**$ -**	**$ -**	**$ 40,269,729**	**$ 34,030,606**	**$ 34,228,443**	**$ -**	**$ 108,528,777**

Cost To Build

Per Unit	$	312,201.17
Per SF	$	193.91
Market Value Input		$375,000

Returns Summary

Unlevered IRR	35.4%
Unlevered Profit Multiple	2.1x
Unlevered Peak Capital	($39,641,818)
Unlevered Net Profit	$42,650,267
Levered IRR	69.7%
Levered Profit Multiple	4.8x
Levered Peak Capital	($8,000,000)
Levered Net Profit	$30,021,999
Peak Capital	($8,000,000)
Net Profit	$9,286,581
GP Capital Contibution	$3,000,000
SLF1 Reg CF Capital Contibution	$5,000,000
SLF1 Reg CF IRR	35.9%
SLF1 Reg CF Profit Multiple	2.2
SLF1 RegCF Net Profit	$5,804,113

Sources and Uses of Cash

Sources	
Construction Debt	$85,472,510
Pace Debt	$15,009,947
Equity	8,046,320
Total Sources	**$108,528,777**
Uses	
Land Purchase Price	$8,000,000
Hard Costs	83,383,507
Soft Costs	7,225,596
Interest Reserve	7,407,613
Placement Fees	2,512,061
Total Uses	**$108,528,777**

YOC

Stabilized	7.68%
Untrended YOC	7.66%

EXHIBIT C: RISKS OF INVESTING

THE PURCHASE OF CLASS A SHARES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY OR EVEN MORE. THE PURCHASE OF CLASS A SHARES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying Class A Shares is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond our control. Nobody guaranties that you will receive distributions and you might lose some or all of your money.

Risks from COVID-19: As a result of the COVID-19 pandemic, the world economy suffered the sharpest and most severe slowdown since at least the Great Depression. Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by enormous deficit spending by the Federal government and historic actions by the Federal Reserve to provide liquidity, neither of which is sustainable in the long term. The lingering effects of COVID-19 will affect real estate assets in a number of ways, both positively and negatively. We believe the Project will be successful notwithstanding any negative effects, but neither we nor anyone else knows for certain what the real estate landscape will look like in the future.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which are uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. The real estate market has been in an upswing for 10 years, suggesting that a downturn might be in the near future.

Project-Specific Risks:

We have a limited operating history upon which you may evaluate us. The Company's business will be subject to the risks involved with any speculative venture. There can be no assurance that the Company will be able to generate revenues, acquire properties, or operate profitably in the future or that any of our investments will be successful. Our profitability and the success of each investment will be subject to fluctuations in the real estate markets, along with various other risks more particularly described herein. Moreover, our financial condition, results of operations and ability to make or sustain distributions to our investors will depend on many factors, including, but not limited to the following:

- our ability to identify attractive acquisition opportunities that are consistent with our investment strategy;

- our ability to consummate acquisitions on favorable terms;

- our ability to contain maintenance, marketing and other operating costs;

- real estate appreciation or depreciation in our markets;

- the level and volatility of interest rates, and our access to short and long-term financing on favorable terms;

- our ability to absorb costs that are beyond our control, such as real estate taxes, insurance premiums, litigation costs, and compliance costs;

- economic conditions in our markets, as well as the condition of the financial and real estate markets and the economy generally.

If we are unable to effectively allocate our resources or generate sufficient revenues, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Moreover, if the Company is unable to operate successfully, any investment produces a loss, or the Company's investments fail to produce sufficient revenues to cover operating and other expenses, investors may suffer a partial or total loss of their investment.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include but are not limited to (i) the future status of local and regional economies, (ii) anticipated demand for residential, commercial, and mixed-use real estate, (iii) anticipated levels of future interest rates, and (iv) anticipated real estate tax rates and other operating expenses. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this document. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Units.

There can be no assurance that the Company's investments will result in distributable interest to investors or that any such investor returns will be made as and when anticipated. The Company's net cash flow from its investments will be its sole source from which to make returns to the investors. Investor returns (including preferred returns) with respect to investments in properties will only be made from available net cash flow to the extent cash on-hand from such properties exceeds required reserves or anticipated cash requirements. Net cash flow from the Company's investments will only be available for satisfaction of investor returns after paying all expenses and retaining reasonable cash reserves, and then only to the extent not reinvested. In addition, the Company expects returns to investors to be delayed until such time as the Company been able to sell the properties it has acquired.

Our success is dependent on our key personnel. We believe that our success will depend on continued retention by us of our managers, officers and advisors, especially including our officers, including Charles Covey, President. If one or more managers and/or officers are unable or unwilling to continue in their present role, our business and operations could be disrupted or fail.

General risks of investment in real estate projects. The economic success of an investment in the Company will depend in part upon the results of the operations of the properties it acquires, which will be subject to those risks typically associated with investment in real estate. Factors generally affecting the business of the Company might include, but are not limited to, any or all of the following: changing environmental regulations, adverse use of adjacent or neighboring real estate, changes in the demand for or supply of competing properties, local economic factors, which could result in the reduction of the fair market value of real property, uninsured losses, significant unforeseen changes in general or local economic conditions, inability of the Company to obtain any required entitlements for a reasonable cost or on reasonable conditions or within a reasonable time frame or at all, inability of the Company to obtain the services of appropriate consultants at the proposed cost, changes in legal requirements for any needed entitlements, problems caused by the presence of environmental hazards on a property, changes in federal or state regulations applicable to real property, failure of a lender to approve a loan on terms and conditions acceptable to the Company, lack of adequate availability of liability insurance or all-risk or other types of required insurance at a commercially-reasonable price, shortages or reductions in available energy, acts of God or other calamities.

We face substantial competition from real estate agents, real estate investors, real estate development companies and investment funds. Many of our current and potential competitors have longer operating histories and financial and other resources substantially greater than those we possess. As a result, our competitors may be able to more efficiently locate real estate opportunities or more effectively analyze them, or to devote greater resources than we can. We may be competing for assets with entities that have substantial greater economic and personnel resources than the Company or better relationships with developers. These entities may also generally be able to accept more risk than the Company can manage. Competition may reduce the number of suitable prospective assets for the Fund and increase the bargaining power of developers seeking equity investments. Such competitors could also attempt to increase their presence in our markets by forming strategic alliances with other competitors. Such competition could adversely affect our gross profits, margins and results of operations. There can be no assurance that we will be able to compete successfully with existing or new competitors.

We have not identified specific acquisitions or other uses for a significant portion of the net proceeds from this Offering. Therefore, you will be unable to evaluate the allocation of any portion of the net proceeds from this Offering or the economic merits of our investments before making an investment decision to purchase the Units. We have broad authority to invest the net proceeds from this Offering in any real estate investments that we may identify in the future, and we may use those proceeds to make investments with which you may not agree. You will be unable to evaluate the economic merit of our properties or mortgages before we invest in them and will be relying on our ability to select attractive investments. We also have broad discretion in implementing policies regarding tenant and borrower creditworthiness, and you will not have the opportunity to evaluate our tenants or borrowers. In addition, our investment policies may be amended or revised from time to time at the discretion of our President, without a vote of our Unit holders. These factors will increase the uncertainty, and thus the risk, of investing in the Units.

Although we intend to use the net proceeds from this Offering to acquire land properties for resale, we cannot assure you that we will be able make any such acquisitions or investments. Our failure to apply the net proceeds from this Offering effectively or find suitable assets to acquire in a timely manner or on acceptable terms could result in losses, or result in returns that are substantially below expectations.

Prior to the full deployment of the net proceeds of this Offering as described above, the undeployed net proceeds of this Offering may be held in an interest-bearing account, but will likely realize little if any net return. Ultimately, we may not be successful in completing any investments we identify and the residential properties and other investments we acquire may not produce our anticipated, or any, positive returns, and our business could fail.

Lack of diversification. At any given point, the Company may hold a large concentration of its assets in investments in a particular geographical area or type of investment, exposing a large portion of the Company's assets to the risks associated to that particular geographical area or type of investment.

There is limited liquidity in our real estate investment, which could limit our flexibility. Real estate investments are relatively illiquid. Our ability to vary our portfolio in response to changes in economic and other conditions will be limited. We may not be able to dispose of any property in which we invest when we find disposition advantageous or necessary, and the sale price of any disposition may not recoup or exceed the amount of our investment. In addition, federal or other tax laws may impact our ability to sell a property, and accordingly could adversely affect our profitability.

Incomplete information on acquired properties. Although the Company expects to obtain and verify all material facts regarding any property that it seeks to acquire, it is possible that the Company will not discover certain material facts, because information presented by the seller may be prepared in an incomplete or misleading fashion, and the due diligence efforts of the Company may fail to uncover such facts. Only individuals who feel comfortable with making an investment in the Company knowing that such crucial information may be missing should consider becoming an investor in the Company.

There is a risk that inaccurate appraisals by the property owner's lender and the Company's lender could reduce the Company's ability to become profitable. An appraisal, broker's price opinion ("BPO"), or comparative market analysis ("CMA") may be conducted in connection with the real estate identified by the Company, and in general, such appraisals, BPO or CMA represent the analysis and opinions of the respective appraisers or our own opinion in connection with such BPO or CMA at or before the time made, and are not guarantees of, and may not be indicative of, present or future value. There can be no assurance that another appraiser or initial formal appraisal would not arrive at a different valuation, even if such appraiser or initial formal appraisal used the same general approach to and same method of appraising the property. In addition, appraisals, BPOs and CMAs seek to establish the amount a typically motivated buyer would pay a typically motivated seller. There may be a disparity between the appraisal of the property owner's lender and the BPO of our chosen lender, which such disparity could be significant. To the extent such disparity is greater than anticipated, our profitability from such a transaction would be affected, and losses could occur, which may adversely affect investors.

No audited results of acquisition assets. The Company may rely on unaudited financial information provided by the seller of any particular property. Thus, it is possible that information relied upon by the Company with respect to the acquisition of such a property may not be accurate.

Limited resources of the President. The President has limited net worth and limited financial resources to satisfy its obligations as the President. A financial reversal for the President could adversely affect the ability of the President to manage the Company. There can be no assurance that the President will have sufficient funds to meet its obligations to the Company, or to otherwise financially support the Company.

Reliance on the President. Our ability to achieve our investment objectives and to pay distributions is dependent upon the performance of the President and the individuals involved with the Company. All decisions regarding management of the Company's affairs will be made exclusively by the President and not by the members of the Company. Accordingly, investors should not purchase Units unless they are willing to entrust all aspects of management to the President. Potential investors must carefully evaluate the personal experience and business performance of Charles Covey, President, as well as each of the President and Company's advisors, if any. The President may retain independent contractors to provide services to the Company relating to real estate investments. Such contractors have no fiduciary duty to the members of the Company, and may not perform as expected.

Debt service obligations could adversely affect our operating results, may require us to sell properties and could adversely affect our ability to make or sustain distributions to our investors. We may finance future activities with indebtedness and we may be more likely to do so as our business grows. We may borrow for a number of reasons, such as financing acquisitions or capital expenditures. Our governing documents contain no limitations on the amount of debt that we may incur. As a result, we may incur substantial debt in the future.

- ☐ our cash flows from operations will be insufficient to make required distributions to our investors;
- ☐ our debt may increase our vulnerability to adverse economic and industry conditions;
- ☐ we may be subject to restrictive covenants that require us to satisfy and remain in compliance with certain financial requirements or that impose limitations on the type or extent of activities we conduct; and
- ☐ we may be required to dedicate a substantial portion of our cash flows from operations to payments on our debt, thereby reducing cash available for distribution to our investors, funds

available for operations and capital expenditures, future business opportunities or other purposes.

If we do not have sufficient funds to repay any debt we incur when it matters, we may need to refinance the debt or raise additional equity. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancing, increases in interest expense could adversely affect our cash flows and, consequently, cash available for distribution to our investors. To the extent we are required to raise additional equity to satisfy such debt, existing shareholders would see their interests diluted. If we are unable to refinance our debt or raise additional equity on acceptable terms, we may be forced to dispose of properties on disadvantageous terms, potentially resulting in losses. To the extent we cannot meet any future debt service obligations, we will risk losing some or all of our properties that may be pledged to secure our obligations to foreclosure. Any unsecured debt agreements we enter into may contain specific cross-default provisions with respect to specified other indebtedness, giving the unsecured lenders the right to declare a default if we are in default under other loans in some circumstances.

Our Company may change its investment strategy, financing strategy or leverage policies without member consent. The Company may change any of its strategies, policies or procedures with respect to property acquisitions and divestitures, asset allocation, growth, operations, indebtedness, financing and distributions at any time without the consent of investors, which could result in our acquiring properties that are different from, and possibly riskier than, the types of residential real estate and related investments described in this document. These changes could adversely affect us.

Management has sole discretion as to use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its members in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the officers and President with respect to application and allocation of the net proceeds of this Offering. Investors in the Units offered hereby will be entrusting their funds to the officers and the President, upon whose judgment and discretion the investors must depend.

The property manager may not successfully manage our properties. Property management services will either be provided internally by the Company or by one or more third party property management who may be affiliated with the President. There can be no assurance that such property manager(s), if any, or our internal personnel will be able to successfully manage our properties.

The President and any property manager(s) will receive compensation regardless of profitability. The President and any property manager(s) are entitled to receive certain significant fees and other compensation, payments and reimbursements regardless of whether the Company operates at a profit or a loss.

There are no financial statements of the President. This document does not contain financial statements of the President.

No environmental indemnity. Federal, state and local laws of the jurisdiction in which a property is located may impose liability on a landowner for the release or the otherwise improper presence on the premises of hazardous materials or hazardous substances. This liability is without regard to fault for, or knowledge of, the presence of such substances. A landowner may be held liable for hazardous materials or hazardous substances brought onto the property before it acquired title and for hazardous materials or hazardous substances that are not discovered until after it sells the property. If any hazardous materials or hazardous substances are found within the real property underlying any property at any time, the Company could be held liable for cleanup costs, fines, penalties and other costs. If losses arise from hazardous substance contamination, which cannot be recovered from other responsible parties, the financial viability of any property may be materially and adversely affected.

Disposition of properties may not occur as projected. The Company anticipates that the properties that it acquires will be resold three (3) years after acquisition. Nevertheless, it may not be possible to sell any particular property within that time frame, or at all. Such delays in disposing of properties could result in losses to the Company and the investors of this Offering. If a property is not sold as anticipated, the Company may have to attempt to refinance any loans/mortgages on any such properties. Based on historical interest rates, current interest rates are low and, as a result, it is likely that the interest rate that may be obtained upon refinancing will be higher than that of the loans. Fluctuations in the supply of money for such loans affect the availability and cost of loans, and the Company is unable to predict the effects of such fluctuations on the Company. Prevailing market conditions at the time the Company seeks to refinance a loan may make such loans difficult or costly to obtain. Such conditions may also adversely affect cash flow and/or profitability of the Company. Moreover, the Company offers no assurance that any disposition of any property will occur, or on terms favorable to the Company.

Regional, state and local economic conditions may change. Performance of the real estate assets are likely to be dependent upon the condition of the economy in the jurisdiction in which a property is located, as well as globally overall. There is a risk that at the time of the projected sale of any property, the marketplace may be different than projected.

Uncertain economic conditions. The global economy has experienced significant downturns in the past, and may experience future downturns during the period of the Company's operations. It is uncertain how a future deterioration of the financial and real estate sectors would impact the long-term health of the economy. As a result, if a downturn occurs, there can be no assurance that the Company will achieve anticipated cash flow levels. In addition, availability of credit could become limited and it is possible that the Company will not be able to obtain financing if needed. Further, world events evolving out of terrorist activities and the political and military responses of the targeted countries create an air of uncertainty concerning security and the stability of world economies. Historically, successful terrorist attacks have resulted in decreased travel and tourism to the affected areas, increased security measures and disturbances in financial markets. It is impossible to determine the likelihood of any future terrorist attacks, the nature of a country's response to such attacks or the social and economic results of such events. However, any negative change in the general economic conditions in the global economy could adversely affect the financial condition and operating results of the Company.

Federal, state, local or other jurisdictional regulations. There is a risk of a change in the current federal, state, local or other jurisdictional regulations as it may relate to the operations of the Company in the area of fuel or energy requirements or regulations, construction and building code regulations, approved property use, zoning and environmental regulations, among other regulations. Such changes could have a material adverse effect on the Company and its financial condition.

Risks Associated with Land Acquisition

Our acquisition of properties and expected returns on investment are speculative and based purely on our projected appreciation in the value of the land within a short time period. We intend to acquire properties (which is land without any structures or housing), hold such land for up to three (3) years, and then resell at a higher value. We expect the value of the properties to appreciate in this short time period based on our analysis of the inventory of similar properties in the area and the demand for such properties upon which we expect developers would build single family homes.

The success of our proposed land acquisition is at least in part dependent upon the value and operating fundamentals of residential housing in our markets. A substantial part of our business plan is based on our belief that the land we intend to acquire, and then resell, will increase in value because of the value and operating fundamentals of residential housing in our markets will improve significantly over the next several years. We cannot assure you as to whether, when or to what extent property values and operating fundamentals will improve. In addition, it is possible that our belief is incorrect and that the value and operating fundamentals of residential housing in our markets will not improve and may deteriorate.

It is possible that current trends in the residential rental market will not continue. A strengthening of the U.S. economy and job growth, coupled with government programs designed to keep homeowners in their homes and/or other factors, may contribute to a stabilization or reversal of the current trend that would favor renting rather than homeownership. In addition, we expect that as investors like us increasingly seek to capitalize on opportunities to purchase undervalued housing assets and convert them to productive uses, the supply of residential rental properties will decrease and the competition for properties will intensify.

When evaluating prospective properties for acquisition, we will make a number of significant estimates and assumptions that may prove to be inaccurate. This could cause us to overpay for the properties or incur development, construction, and/or marketing costs significantly in excess of our estimates. In determining whether prospective properties meet our investment criteria, we will make a number of significant estimates and assumptions, including the amount of time it will take us to gain possession of the properties, the amount of time between acquiring the properties and reselling it, and annual operating costs. These estimates and assumptions may prove to be inaccurate and cause us to overpay for the properties or overvalue the properties.

Furthermore, we expect that there will be a significant degree of variability in the amount of time it takes us to gain possession of the properties, the desirability of the properties' location, and other property-specific issues. Our success will depend, to a significant degree, on our ability to evaluate these factors and identify and acquire the properties to be sold at a profit. To the extent our evaluation of these factors or our assumptions are inaccurate, our investment in the properties may not meet our expectations.

Buying real estate assets at a discount may not result in obtaining the bottom of the market price. Acquired assets may decline in value. Any need to liquidate prior to cost recovery or a sale without cost recovery could then result in a loss.

Limited representations and warranties. The sellers of the properties may make only limited or no representations and warranties regarding the condition of the properties, the status of leases, the presence of hazardous materials or hazardous substances within the properties, the status of governmental approvals and entitlements for the properties, or other matters adversely affecting the properties that are discovered. The Company may not be able to pursue a claim for damages against a seller except in limited circumstances. The extent of damages that the Company may incur as a result of such matters cannot be predicted but potentially could result in a significant adverse effect on the value of the properties, and the financial condition of the Company.

Acquiring properties during a period when the residential home sector is experiencing substantial inflows of capital and intense competition may result in an inflated purchase price and increase the likelihood that the properties will not appreciate in value and may, instead, decrease in value. The allocation of substantial amounts of capital for investment in the residential home sector and significant competition for income producing real estate may inflate the purchase prices for such assets. To the extent we may purchase properties in such an environment, it is possible that the value of the properties may not appreciate and may, instead, decrease in value, perhaps significantly, below the amount we paid for the properties. In addition to macroeconomic and local economic factors, technical factors, such as a decrease in the amount of capital allocated to the residential home sector and the number of investors participating in the sector, could cause the value of the properties to decline.

Conflicts of Interest Risks

The information below describes material conflicts of interest that may arise in the course of the management and operation of the Company. The list of potential conflicts of interest reflects our knowledge of the existing or potential conflicts of interest as of the date hereof and neither the management nor the Company have formally documented procedures to identify, analyze or monitor any such conflicts of interest. There can be no assurance that no other conflicts of interest will arise in the future.

Management will face conflicts of interest concerning the allocation of its time, which could result in a decreased amount of time spent developing and managing the Company's business. The officers and advisors to the Company may manage a portfolio of investments for other investors and/or themselves, may sponsor other real estate programs having investment objectives similar to ours, and may engage in other business activities.

As a result, the management may have conflicts of interest in allocating its time and resources between our business and those other activities. The management currently devotes its time to the activities of the Company, as it deems necessary to fully carry out its business plan. In particular, our current officers and advisors may develop a portfolio of their own or become involved in additional business opportunities in the future and we cannot guarantee that the management will have as much or sufficient time to devote to Company activities in the future.

Risks Associated with an Investment in Securities

Best efforts offering. This Offering is being made on a "best efforts" basis with no minimum number of Units required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of a placement agent or underwriter with respect to the Offering, and will offer the Units through its managers and executive officers at its discretion. Nevertheless, the Company may seek to elect, at its discretion, to engage the services of a qualified broker-dealer or outside salesperson in connection with the Offering.

There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received. There is no minimum capitalization required in this Offering. There is no assurance that all or a significant number of Units may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the Units are placed, then the Company may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the Company's plans would need to be scaled down, and this would have a material adverse effect on the Company's business.

Units are not guaranteed and could become worthless. The Units are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Units is not guaranteed, and the Units could become worthless.

We are relying on certain exemptions from registration. The Units are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Units were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Units. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

If the Company incurs debt, there may be risks associated with such borrowing. If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Future capital needs. The Company believes that the net proceeds of the Offering of the Units will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future, assuming that it sells all 300 Units offered hereby and that revenue forecasts are substantially achieved. Nevertheless, in the event additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long-term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors.

The Units are restricted securities and a market for such securities may never develop. Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Units will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Units nor underlying securities, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over

$10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies faced dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under rules from the SEC, NASDAQ and the NYSE. While these rules and regulations do not generally cover private companies, their influence on private companies is felt in the following ways:

- ☐ A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.

- ☐ The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.

- ☐ In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.

- ☐ Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive – can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

The Offering price is arbitrary. The price of the Units and the underlying securities offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Units and underlying securities bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Actual results of operations will vary from the Company's projections. Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company's business and other factors influencing our business. The projections are based on management's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by any independent accountants. These projections are based on several assumptions, set forth therein, which management believes are reasonable. Some assumptions upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond our control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the terms and conditions of future capitalization, and other risks inherent to our business. While management believes that the projections accurately reflect possible future results of the Company's operations, those results cannot be guaranteed.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this document, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Units bears the risk of a complete and total loss of his/her/its investment.

Project Value Could Decline: Factors that could cause the value of the Project to remain stable or decline include, but are not limited to:

- The continuing effects of the COVID-19 pandemic

- Changes in interest rates

- Competition from new and existing properties

- Changes in national or local economic conditions

- Environmental contamination or liabilities

- Changes in the local neighborhood

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects

- Regulatory changes

- Other events outside the Company's control

Non-Paying Tenants: In rental projects, some tenants might simply refuse to pay rent. Others might experience financial difficulties that makes it impossible to pay rent. Although we would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely we could recover the damages due to us.

Lower-Than-Expected Occupancy Levels and/or Rents: There is no guaranty that the Project will achieve or sustain the occupancy or rent levels anticipated by our financial models. For example, a deterioration in general economic conditions caused by COVID-19 could put downward pressure on rents and occupancy levels in residential properties or prevent us from raising rents in the future. Similarly, the pandemic has called into question the need for and value of office space, possibly creating downward pressure on commercial valuations. Competition, especially from newer buildings with greater amenities, could have the same effect.

Incomplete Due Diligence: The President has performed significant "due diligence" on the Project, meaning it has sought out and reviewed information about the Project. However, due diligence is as much an art as a science. As a practical matter, it is simply impossible to review all of the information about a given piece of real estate and there is no assurance that all of the information the President has reviewed is accurate or complete in all respects. For example, sometimes important information is hidden or simply unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, and the President cannot verify all the information it receives independently. It is also possible that the President will reach inaccurate conclusions about the information it reviews.

Environmental Risks: As part of its due diligence, the President will conduct an environmental assessment of the Project. However, no assessment is guaranteed, meaning that we could discover environment contamination in the Project only after we buy it. Under Federal and State laws, the owner of real estate can be fully liable for environmental cleanup even if the owner did not cause the contamination and had no knowledge of the contamination when it acquired the property.

Liability for Personal Injury: As the owner of rental real estate, the Company will face significant potential liability for personal injury claims, *e.g.*, "slip and fall" injuries. Although the Company expects to carry insurance against potential liability in amounts we believe are adequate, it is possible that the Company could suffer a liability in excess of its insurance coverage.

Limited Warranties from Seller: The Company will likely obtain from the sellers of the Project only very limited warranties. In effect, the Company will buy Project on an "as is" basis.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if we carry adequate insurance.

Uninsured Losses: We will try to ensure that the Project is covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. If the Project was damaged or destroyed as a result of an uninsured or under-insured risk, the Company could suffer a significant loss.

Need for Additional Capital: The Company might require more capital, whether to finance cost overruns, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors.

Operating Expenses: The costs of operating real estate – including taxes, insurance, utilities, and maintenance – tend to move up over time, even if the value of the real estate remains stagnant or declines. The Company will have little or no control over many of its expenses.

ADA Compliance: The Project will be subject to the Americans with Disabilities Act of 1990 (the "ADA"), which requires certain buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can be expensive and burdensome, and the failure to comply could lead to sanctions and expensive delays.

Construction Risks: The Project may require some construction, either ground-up construction or expensive renovations and/or modifications. Any construction project involves risk, including the risk of delays, cost overruns, unavailable materials, labor shortages or unrest, of inclement weather, and construction-site injuries, among others.

Real Estate is Illiquid: Real estate is illiquid, meaning it is harder to sell that other kinds of assets, like publicly-traded stocks. There is no guaranty that we will be able to sell the Project when we want or need to sell it. In fact, the overall economic conditions that might cause us to want or need to sell the Project – a prolonged market downturn, for example – are generally the same as those in which it would be most difficult to sell it.

Risks of Relying on Third Parties: We will engage third parties to provide some essential services. If a third party we retain performs poorly or becomes unable to fulfill its obligations, our business could be disrupted. Disputes between us and our third party service providers could disrupt our business and may result in litigation or other forms of legal proceedings (*e.g.*, arbitration), which could require us to expend significant time, money, and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying Class A Shares only if you are willing to entrust all aspects of the Company's business to the President.

Reliance on Management Team: The Company is a small company, with one principal. If our principal were to die, become seriously ill, or leave, it could damage our prospects.

No Registration Under Securities Laws: Neither the Company nor the Class A Shares will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Class A Shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Class A Shares are being offered pursuant to Reg CF. Reg CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the material information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and the Project, we will not provide nearly all of the information that would be required of a public reporting company.

Reduction in Your Subscription: If we receive subscriptions from accredited investors for more than the total amount we are trying to raise in this Offering, we have the right to (1) increase the amount of money we are raising, (2) reject some of the subscriptions, or (3) reduce subscriptions. Thus, you could end up with fewer Class A Shares than you intended, or none at all.

Lack of Cash to Pay Tax Liabilities: The Company will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Project will "pass through" the Company and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an Investor arising from his, her, or its share of the Company taxable income would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For example:

- It might be in the best interest of Investors if our management team devoted their full time and attention to the Company. However, the Company is only one of the businesses our team will manage.

- It is possible that our Manager will be involved with real estate projects that are competitive with the Project, directly or indirectly.

- The fees to be paid by the Company to the Manager and its affiliates were established by the Manager and were not negotiated at arm's length.

The Investment Agreement Limits Your Rights: The Investment Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Class A Shares:

- In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Texas, which might not be convenient for you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

The LLC Agreement Limits Investor Rights: The LLC Agreement limits your rights in some important respects. For example:

- ☐ The LLC Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the LLC Agreement waives any "fiduciary duties" the Manager would otherwise owe to Investors.

- ☐ The LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

- ☐ You waive your right to have the Company dissolved by a court.

- ☐ Disputes under the LLC Agreement will be governed by Texas law and handled in Texas courts.

- ☐ By signing the LLC Agreement, you waive your right to have the Company dissolved by a court.

- ☐ The LLC Agreement restricts your right to sell or otherwise transfer your Class A Shares.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.


THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.
PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.


LANDVEST CAPITAL SECURED LAND FUND 1 CF LLC
INVESTMENT AGREEMENT

This is an Investment Agreement, entered into by and between **LandVest Capital Secured Land Fund 1 CF LLC**, a Texas limited liability company (the "Company") and _____ ("Purchaser").

Background

I. The Company is offering limited liability company interests on www.Invown.com (the "Platform").

II. The Company and its members are parties to an agreement captioned "Company Operating Agreement," available as an Exhibit on the Platform, which they intend to be the sole "company agreement" of the Company within the meaning of Tex. Bus. Orgs. Code §101.001(1) (the "LLC Agreement").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document"). The Company is sometimes referred to using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2. **Purchase of LLC Interest**.

 2.1. **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a limited liability company interest consisting of {{Amount of shares purchased}} Class A Shares for {{share_price}} per share in $1,000 increments (the "LLC Interest") for a total of {{Investment amount}}.

 2.2. **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your LLC Interest. We will notify you promptly if this happens.

3. **Right to Cancel**. Once you sign this Subscription Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to 48 hours before the closing of the offering, or (ii) if there is a material change in the offering.

4. **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5.   Your LLC Interest. You will not receive a paper certificate representing your LLC Interest. Instead, your LLC Interest will be available electronically.

6.   Your Promises. You promise that:

6.1.   **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2.   **Review of Information**. You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed and understand the LLC Agreement.

6.3.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4.   **Escrow Account**. You understand that your money might first be held in an escrow account in one or more FDIC-insured banks. If any of these banks became insolvent and the FDIC insurance is insufficient, your money could be lost.

6.5.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the LLC Interest.

6.8.   **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the LLC Interest or made any finding relating to the value or fairness of the investment.

6.9.   **No Transfer**. You understand that under the terms of the LLC Agreement, the LLC Interest may not be transferred without our consent. Also, securities laws limit transfer of the LLC Interest. Finally, there is currently no market for the LLC Interest, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the LLC Interest indefinitely.

6.10.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11.   **Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the LLC Interest.

6.12.   **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13. **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the LLC Interest, not on behalf of anyone else.

6.14. **Investment Purpose**. You are purchasing the LLC Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

6.15. **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16. **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the LLC Interest.

6.17. **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18. **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19. **No Violations**. Your purchase of the LLC Interest will not violate any law or conflict with any contract to which you are a party.

6.20. **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21. **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

6.22. **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23. **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24. **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then (i) the offer and sale of Class A Shares is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25. **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1. **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3. **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the LLC Interest was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3. **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the LLC Interest, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

6.26.5. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the LLC Interest was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7. **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the LLC Interest.

8. **Re-Purchase of LLC Interest**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your LLC Interest for an amount equal to the amount you paid for it.

9. **Governing Law**. Your relationship with us shall be governed by Texas law, without considering principles of conflicts of law.

10. **Execution of LLC Agreement**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

11. **Arbitration**.

11.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the LLC Interest, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the LLC Agreement will be handled in the manner described in the LLC Agreement.

11.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Dallas, Texas, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3. **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4. **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable.

Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13. **Notices**. All notices between us will be electronic. You will contact us by email at info@landvest-capital.com. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16. **Effect of Acceptance**. Even when we accept your subscription by counter-signing below, you will not acquire the LLC Interest until and unless we have closed on the Offering, as described in the Disclosure Document.

17. **Miscellaneous Provisions**.

17.1. **No Transfer**. You may not transfer your rights or obligations without our consent.

17.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

17.3. **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

17.4. **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5. **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

[THE REST OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement and the LLC Agreement effective on the date first written above.

_____
Signature

_____
Title (For Entity Investors Only)

ACCEPTED:

LandVest Capital Secured Land Fund 1 CF LLC

By _____
    Charles Covey, Manager

Exhibit E: LLC Agreement

LANDVEST CAPITAL SECURED LAND FUND 1 CF LLC

COMPANY OPERATING AGREEMENT

This Company Operating Agreement (this "Agreement") is entered into and effective on July 1, 2023, by and among LandVest Capital Secured Land Fund 1 CF LLC, a Texas limited liability company (the "Company"), Charles Covey ("CV"), and the persons who purchase Class A Shares following the date of this Agreement (the "Class A Members"), which may include CV and its affiliates. The Class A Members and CV are sometimes referred to as "Members" in this Agreement.

Background

The Members own all the membership interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "company agreement" of the Company within the meaning of Tex. Bus. Orgs. Code Ann.§101.001(1).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1. ARTICLE ONE: CONTINUATION OF LIMITED LIABILITY COMPANY

1.1. **Continuation of Limited Liability Company**. The Company has been formed in accordance with and pursuant to Title 3, Chapter 101 of the Texas Business Organizations Code (the "Code") for the purpose set forth below. The rights and obligations of the Members to one another and to third parties shall be governed by the Code except that, in accordance with Tex. Bus. Orgs. Code Ann. §101.052(c) conflicts between provisions of the Code and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Code may not be varied by contract as a matter of law.

1.2. **Name**. The name of the Company shall be "LandVest Capital Secured Land Fund 1 CF LLC" and all its business shall be conducted under that name, or such other name(s) as may be designated by the Manager.

1.3. **Purpose**. The purpose of the Company shall be to acquire, own, develop, manage, lease and ultimately sell properties in Texas (each, a "Property"), as described more fully in the Company's Form C on www.Invown.com (the "Disclosure Document") and engage in any other business in which limited liability companies may legally engage under the Code. In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

1.4. **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2. ARTICLE TWO: CONTRIBUTIONS AND LOANS

2.1. **Contributions of Members**. Each Class A Member shall contribute to the capital of the Company the amount set forth on his, her, or its Investment Agreement. CV shall not be required to contribute to the Company unless, and to the extent that, it chooses to become a Class A Member and contributes capital as such. The capital contributions of Members are referred to in this Agreement as "Capital Contributions."

2.2. **Other Required Contributions**. Except as provided in section 2.1, no Member shall be obligated to contribute any capital to the Company. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3. **Loans**.

2.3.1. **In General**. CV or its affiliates may, but shall not be required to, lend money to the Company in the Manager's sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company ("Member Loans") shall bear interest at the higher of (i) the prime rate of interest designated in the Wall Street Journal on any date within ten (10) days of the date of the loan, plus four (4) percentage points; or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2. **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4. **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1. No Member shall be required to contribute any additional capital to the Company;

2.4.2. No Member may withdraw any part of his, her, or its capital from the Company;

2.4.3. No Member shall be required to make any loans to the Company;

2.4.4. Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.4.5. No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.6.   Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.4.7.   No Member shall be liable to any other Member for the return of his, her, or its capital.

2.5.   **No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3.   **ARTICLE THREE: SHARES AND CAPITAL ACCOUNTS**

3.1.   **Shares**. As of the date of this Agreement, the membership interests of the Company shall be denominated by Six Hundred (600) "Shares," of which Five Hundred (500) shall be denominated as "Class A Shares" and One Hundred (100) as "Class B Shares." All of the Class A Shares shall be owned by the Class A Members and all of the Class B Shares shall be, and are, owned by CV. The Manager may create additional classes of membership interests in the future, with such rights and preferences as the Manager may determine in its sole discretion ("New Shares").

3.2.   **Preemptive Rights**.

3.2.1.   **In General**. Before issuing New Shares, the Manager shall notify each Class A Member, including in such notice the rights and preferences of the New Shares, the price of each New Share, the aggregate number of New Shares the Manager is seeking to sell, each Class A Member's *pro rata* number of New Shares (based on the respective Capital Contributions of the Class A Members), how the proceeds from the sale of New Shares will be used. Each Class A Member shall, within fifteen (15) business days of such notice, notify the Manager of the aggregate number of New Shares such Class A Member wishes to purchase, if any. If a Class A Member fails to respond to the Manager's notice by the close of business on the fifteenth (15th) business day following the date of the Manager's notice, such Class A Member shall be deemed to have declined to purchase any New Shares.

3.2.2.   **Allotment**. If Class A Members wish to purchase fewer than all of the New Shares the Manager is seeking to sell, then each Class A Member shall purchase the number of New Shares such Class A Member specified in his, her, or its response, and the remaining New Shares may be sold to third parties. If Class A Members wish to purchase more than all of the New Shares the Manager is seeking to sell, then (i) each Class A Member shall be entitled to purchase that number of New Shares equal to the lower of (A) his, her or its *pro rata* number of New Shares, or (B) the number of New Shares such Class A Member specified in his, her, or its response; and (ii) if there are any New Shares remaining after applying the foregoing clause, then each Class A Member who chose to purchase a number of New Shares in excess of his, her, or its *pro rata* number shall purchase that portion of the remaining New Shares equal to a fraction, the numerator of which is the total number of New Shares such Class A Member specified in his, her, or its response and the denominator of which is the total number of New Shares specified in the responses of all such Class A Members.

LandVest V1 TX

3.2.3. **Restrictions Based on Offering Requirements**. The Manager may limit the rights described in in this section 3.2 to Class A Members who satisfy the requirements of an exemption used to offer and sell the New Shares without registration under section 5 of the Securities Act of 1933. For example, if the New Shares are being offered under 17 CFR §230.506(c), the Manager may limit the rights described in this section 3.2 to Class A Members who are then "accredited investors" under 17 CFR §230.501(a).

3.3. **Purchase of New Shares by Manager and Affiliates**. Neither the Manager nor its affiliates may purchase New Shares before using good faith efforts to sell such New Shares to unrelated third parties.

3.4. **Certificates**. The Shares of the Company shall not be evidenced by written certificates unless the Manager determines otherwise. If the Manager determines to issue certificates representing Interests, the certificates shall be subject to such rules and restrictions as the Manager may determine.

3.5. **Registry of Shares**. The Company shall keep or cause to be kept on behalf of the Company a register of the Members of the Company. The Company may, but shall not be required to, appoint a transfer agent registered with the Securities and Exchange Commission as such.

3.6. **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his, her, or its Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4. **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1 **Definitions**.

4.1.1 "Capital Transaction" means any sale, refinancing, or other transaction customarily considered as capital in nature with respect to the Property.

4.1.2 "Net Capital Proceeds" means the proceeds from a Capital Transaction (including proceeds from condemnation or insurance from damage or destruction to the extent not reinvested, other than business interruption or rental loss insurance proceeds) minus (i) the expenses the Company incurs with respect to the Capital Transaction, (ii) any repayments of debt made in connection with the Capital Transaction, (iii) brokerage commissions, (iv) other costs customarily taken into account in calculating net proceeds, and (v) amounts added to Reserve Accounts.

4.1.3 "Operating Cash Flow" means cash flow from the ordinary rental operations of the Property (not from Capital Transactions), as determined in the sole discretion of the Manager, taking into account all revenue and all expenses of the Company and any additions to or withdrawals from Reserve Accounts.

4.1.4 "Preferred Return" means, with respect to each Class A Member, a cumulative, non-compounded return of 8% per year on such Class A Member's Unreturned Investment, measured from the date the Class A Member's Capital Contribution was released from escrow and transferred to the Company's account.

4.1.5 "Unreturned Investment" means, with respect to any Class A Member, the amount of such Class A Member's Capital Contribution reduced by the aggregate amount of any distributions such Class A Member has received pursuant to section 4.2.2(b).

4.2 **Distributions**.

4.2.1 **Distributions of Operating Cash Flow.** Within thirty (30) days after the end of each calendar quarter or at such other times as the Manager shall determine, the Company shall distribute its Operating Cash Flow:

(a) First, to all Class A Members until each Class A Member has received his, her, or its Preferred Return accrued through the date of distribution.

(b) Second, 50% to the Class A Members and 50% to the holders of the Class B Shares.

4.2.2 **Distributions of Net Capital Proceeds.** Within thirty (30) days after a Capital Transaction or at such other times as the Manager shall determine, the Company shall distribute its Net Capital Proceeds:

(a) First, to all Class A Members until each Class A Member has received his, her, or its Preferred Return accrued through the date of distribution.

(b) Second, to all Class A Members in proportion to each Class A Member's Unreturned Investment, until the Unreturned Investment of all Class A Members has been reduced to zero.

(a) Third, Fifth, 50% to the Class A Members and 50% to holders of the Class B Shares.

4.2.3 **Distributions to Fund Tax Liability.** In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this section 4.1. If any Member receives a smaller or larger distribution pursuant to this section than he would have received the same aggregate amount been distributed pursuant to section 4.1, then subsequent distributions shall be adjusted accordingly.

4.2.4 **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.2.5 **Other Classes of Interest**. If, pursuant to section 3.1, the Manager creates additional classes of membership interests in the future, the holders of such additional classes shall have such rights to distributions as are set forth when such additional classes are created, notwithstanding section 4.1.

4.2.6 **Right to Reinvest**. Notwithstanding section 4.1.4 and section 4.1.5, amounts the Manager elects to reinvest in Properties shall not be treated as Net Capital Proceeds or Operating Cash Flow.

4.2.7 **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits or wire transfers into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions or wire transfers into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.2.8 **Restrictions Under Texas Law**. No distribution prohibited by Tex. Bus. Orgs. Code Ann. §101.206 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by Tex. Bus. Orgs. Code Ann. §101.206 shall be liable as provided therein.

4.3 **Allocations of Profits and Losses**.

4.3.1 **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he or it is allocated, and (B) the cash profits he or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, follow the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.3.2 **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

4.3.3 **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.3.4 **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.3.5 **Pre-distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

4.4 **Termination of Interest**. If and when a Class Member has received his, her, or its entire Preferred Return and his, her, or its Unreturned Investment has been reduced to zero ($0), such Class A Member shall not be entitled to any further distributions and shall no longer be considered a member of the Company.

5. **ARTICLE FIVE: MANAGEMENT**

5.1. **Management by Manager**.

5.1.1. **In General**. The business and affairs of the Company shall be directed, managed, and controlled by CV as the "manager" within the meaning of Tex. Bus. Orgs. Code Ann. §101.301. In that capacity CV is referred to in this Agreement as the "Manager."

5.1.2. **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs, assets and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3. **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) determine and adjust the price of Class A Shares from time to time; (ii) issue Class A Shares to any person for such consideration as the Manager maybe determine in its sole discretion, and admit such persons to the Company as

Class A Members; (iii) make all decisions concerning the Properties; (iv) engage the services of third parties to perform services; (v) enter into joint ventures, leases and any other contracts of any kind; (vi) incur indebtedness, whether to banks or other lenders; (vii) determine the amount and the timing of distributions; (ix) determine the information to be provided to the Members; (x) grant mortgage, liens, and other encumbrances on the assets of the Company, including the Properties; (xi) make all elections under the Code and State and local tax laws; (xii) file and settle lawsuits; (xiii) file a petition in bankruptcy; (xiv) discontinue the business of the Company; (xv) sell all or any portion of the assets of the Company, including the Properties; and (xvi) dissolve the Company.

5.1.4. **Reliance by Third Parties**. Anyone dealing with the Company shall be entitled to assume that the Manager and any officer authorized by the Manager to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and shall be entitled to deal with the Manager or any officer as if it were the Company's sole party in interest, both legally and beneficially. No Member shall assert, vis-à-vis a third party, that such third party should not have relied on the apparent authority of the Manager or any officer authorized by the Manager to act on behalf of and in the name of the Company, nor shall anyone dealing with the Manager or any of its officers or representatives be obligated to investigate the authority of such person in a given instance.

5.2. **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.3. **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.4. **Officers**. The Manager may, from time to time, designate officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.5. **Formation Expenses**. The Company shall reimburse the Manager for the cost of forming the Company and offering Class A Shares to investors, including legal and accounting expenses.

5.6. **Compensation of Manager and Affiliates**.

5.6.1. **Asset Management Fee**. The Manager shall be entitled to an annual asset management fee equal to 2% of the aggregate Capital Contributions of the Class A Members, paid monthly.

5.6.2. **Other Compensation**. The Manager and its affiliates may be engaged to perform other services on behalf of the Company and shall be entitled to receive compensation for such services provided that such compensation is (i) fair to the Company, (ii) consistent with the compensation that would be paid between unrelated parties, and (iii) promptly disclosed to all of the Members.

5.7.   **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney in fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

6.   **ARTICLE   SIX: OTHER   BUSINESSES;   INDEMNIFICATION; CONFIDENTIALITY**

6.1.   **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise. Without limiting the preceding sentence, the Members acknowledge that the Manager and/or its affiliates intend to sponsor, manage, invest in, and otherwise be associated with other entities and business investing in the same assets class(es) as the Company, some of which could be competitive with the Company. No Member shall have any claim against the Manager or its affiliates on account of such other entities or businesses.

6.2.   **Exculpation and Indemnification**

6.2.1.   **Exculpation**.

(a)   **Covered Persons**. As used in this section 6.2, the term "<u>Covered Person</u>" means (i) the Manager and its affiliates, (ii) the members, managers, officers, employees, and agents of the Manager and its affiliates, and (iii) the officers, employees, and agents of the Company, each acting within the scope of his, her, or its authority.

(b)   **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person, including actions taken or omitted to be taken under this Agreement, in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Code.

6.2.2. **Liabilities and Duties of Covered Persons**.

(a) **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3. **Indemnification**.

(a) **Indemnification**. To the fullest extent permitted by the Code, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Code permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company, including pursuant to the Management Agreement; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d) **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f) **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4.   **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5.   **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3.   **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Class A Member shall divulge to any person or entity, or use for his, her, or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that a Class A Member is required to disclose by legal process.

7.   **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT**

7.1.   **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2.   **Books and Records of Account**. The Company shall keep at its principal office books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3.   **Financial Statements and Reports**. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, and the manner in which it was distributed (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such additional information as may be required by law, including but not limited to such information as may be required for Members to file their tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects or the law so requires.

7.4.   **Right of Inspection**.

7.4.1.   **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.4.2.   **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.4.3.   **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.4.4.   **Restrictions**.   The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a)   No Member shall have a right to a list of the Class A Members or any information regarding the Class A Members.

(b)   Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c)   No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d)   No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e)   Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f)   A representative of the Company may be present at any inspection of the Company's books and records.

(g)   If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requesting Members.

(h)   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.5.   **Tax Matters**.

7.5.1.   **Designation**. The Manager shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement shall be an expense of the Company for which the Company Representative shall be reimbursed.

7.5.2.   **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.5.3.   **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

7.5.4.   **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.5.5.   **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8. ARTICLE EIGHT: TRANSFERS OF SHARES

8.1. Transfers by Class A Members.

8.1.1. **In General**. Subject to the terms and conditions of this section 8, a Class A Member may sell or otherwise assign all or any portion of his, her, or its Class A Shares (the "Transferred Shares"), with or without consideration.

8.1.2. **Rights of Assignee**. Until and unless a person who is a transferee of Class A Shares is admitted to the Company as a Class A Member pursuant to section 8.1.4 below, such transferee shall be entitled only to the allocations and distributions with respect to the Transferred Shares in accordance with this Agreement and, to the fullest extent permitted by applicable law, including but not limited to Tex. Bus. Orgs. Code Ann._§101.109(a), shall not have any non-economic rights of a Member of the Company, including, without limitation, the right to require any information on account of the Company's business, inspect the Company's books, or vote on Company matters.

8.1.3. **Conditions of Transfer**. A transferee of Transferred Shares pursuant to section 8.1.1 shall have the right to become a Class A Member pursuant to Tex. Bus. Orgs. Code Ann. §101.109 if and only if all of the following conditions are satisfied:

(a) The transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions;

(b) A fully executed and acknowledged written transfer agreement between the Transferor and the transferee has been filed with the Company;

(c) All costs and expenses incurred by the Company in connection with the transfer are paid by the transferor to the Company, without regard to whether the proposed transfer is consummated; and

(d) The Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the transfer does not violate the Securities Act of 1933 or any applicable state securities laws, (ii) the transfer will not require the Company or the Manager to register as an investment company under the Investment Company Act of 1940, (iii) the transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (v) the transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; *provided*, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

8.1.4. **Admission of Transferee**. Any permitted transferee of Class A Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.2. **Death, Disability, Etc.** Upon the death, bankruptcy, disability, legal incapacity, legal dissolution, or any other voluntary or involuntary act of a Class A Member, neither the Company nor the Manager shall have the obligation to purchase the Class A Shares owned by such Class A Member, nor shall such Class A Member have the obligation to sell his, her, or its Class A Shares. Instead, the legal successor of such Class A Member shall become an assignee of the Class A Member pursuant to section 8.1.2, subject to all of the terms and conditions of this Agreement.

8.3. **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his, her, or its Shares.

8.4. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to Tex. Bus. Orgs. Code Ann. §§10.008;10.106 or otherwise, as well as any "dissenter's rights."

8.5. **Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the issued and outstanding Shares of the Company or, alternatively, all of the issued and outstanding Class A Shares, then, upon notice of the sale or other disposition, each Member, or each Class A Member, shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) if the sale or other disposition is to the Manager or any person related to the Manager, the selling price shall not be less than the selling Members, or Class A Members, would receive if all of the assets of the Company were sold for their fair market value, the liabilities of the Company were satisfied, and the net proceeds were distributed among the Members in liquidation of the Company; (ii) each Member, or Class A Member, shall represent that he, she, or it owns his, her, or its Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (iii) each Member, or Class A Member, shall grant to the Manager a power of attorney to act on behalf of such Member, Class A Member, in connection with such sale or other disposition; and (iv) each Member, or Class A Member, shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold, the liabilities of the Company satisfied, and the net proceeds distributed among the Members in liquidation of the Company. For these purposes, a person shall be treated as "related" to the Manager if such person bears a relationship to the Manager described in section 267(b) of the Code or in section 707(b) of the Code, determined by substituting the phrase "at least 10%" for the phrase "more than 50%" each place it appears in such sections.

8.6.   **Mandatory Redemptions**.

8.6.1.   **Based on ERISA Considerations**. The Manager may, at any time, cause the Company to purchase all or any portion of the Class A Shares owned by a Member whose assets are governed by Title I of the Employee Retirement Income Security Act of 1974, Code section 4975, or any similar Federal, State, or local law, if the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as "plan assets" or otherwise become subject to such laws.

8.6.2.   **Based on Other Bona Fide Business Reasons**. The Manager may, at any time, cause the Company to purchase all of the Class A Shares owned by a Member if the Manager determines that (i) such Member made a material misrepresentation to the Company; (ii) legal or regulatory proceedings are commenced or threatened against the Company or any of its members arising from or relating to the Member's interest in the Company; (iii) the Manager believes that such Member's ownership has caused or will cause the Company to violate any law or regulation; (iv) such Member has violated any of his, her, or its obligations to the Company or to the other Members; or (ii) such Member is engaged in, or has engaged in conduct (including but not limited to criminal conduct) that (A) brings the Company, or threatens to bring the Company, into disrepute, or (B) is adverse and fundamentally unfair to the interests of the Company or the other Members.

8.6.3.   **Purchase Price and Payment**. In the case of any purchase of Shares described in this section 8.6 (i) the purchase price of the Shares shall be ninety percent (90%) of the amount the Member would receive with respect to such Shares if all of the assets of the Company were sold for their fair market value, all the liabilities of the Company were paid, and the net proceeds were distributed in accordance with section 4.1; and (ii) the purchase price shall be paid by wire transfer or other immediately-available funds at closing, which shall be held within sixty (60) days following written notice from the Manager.

8.7.   **Section 1031 Exchange**. The Manager may exchange the Property for other property in a transaction described in Code section 1031, but only if, in connection with such transaction, each Class A Member is given the option to sell all (but not less than all) his, her, or its Class A Shares back to the Company for an amount equal to the amount such Class A Member would receive if all the assets of the Company were sold for their fair market value, the liabilities of the Company were satisfied, and the net proceeds were distributed among the Members in liquidation of the Company.

8.8.   **Optional Redemption**.

8.8.1.   **In General**. If a Class A Member who has held his, her, or its Class A Shares for at least three (3) years notifies the Manager that he, she, or it wishes to sell some or all of his, her, or its Class A Shares, specifying in such notice the number of Class A Shares he, she, or it wishes to sell, then the Manager shall use reasonable commercial efforts to cause the Company or a third party (which may be the Manager or an affiliate) to purchase the number of Class A Shares so specified on the terms of this section 8.8 within one hundred twenty (120) days following such notice.

LandVest V1 TX

8.8.2.   **Limitations**. The Company shall purchase Class A Shares pursuant to this section 8.8 only if, in the sole discretion of the Manager, the Company is financially able to purchase such Shares without a material adverse effect on the Company or its Members. Without limiting the preceding sentence, in using reasonable commercial efforts to cause the Company to purchase Class A Shares (i) the Manager shall not be required to contribute capital to the Company, (ii) the Company shall not be required to borrow money, and (iii) the Company shall not be required to seek additional capital.

8.8.3.   **Order of Requests**. If more than one Class A Member seeks to have his, her, or its Class A Shares purchased pursuant to this section 8.8, the Company shall consider requests in the order they are received.

8.8.4.   **Purchase Price**. In the case of any purchase of Class A Shares by the Company or a third party pursuant to this section 8.8, the purchase price shall be the amount the Class A Member would receive with respect to such Class A Shares if all of the assets of the Company were sold for their fair market value, all the liabilities of the Company were paid, and the net proceeds were distributed in accordance with section 4.2.

8.8.5.   **Payment of Purchase Price**. The purchase price for Class A Shares purchased pursuant to this section 8.8.1 shall be paid by wire transfer or other immediately-available funds at closing.

8.8.6.   **Representations**. Upon the sale of Class A Shares pursuant to this section 8.8, the selling Class A Member shall (i) represent that (A) he, she, or it is the owner of such Class A Shares, and (B) such Class A Shares are subject to no liens or other encumbrances; and (ii) execute a general release in favor of the Company, the Manager, and their affiliates in a form reasonably satisfactory to the Manager.

8.8.7.   **Documents**. Upon the sale of Class A Shares pursuant to this section 8.8, the selling Class A Member shall execute (i) a general release in favor of the Company, the Manager, and their affiliates in a form reasonably satisfactory to the Manager, (ii) an instrument of assignment in a form reasonably satisfactory to the Manager, and (iii) such other documents and instruments designated by the Manager as would be customary in a transaction of this nature.

8.9. **Fair Market Value of Assets**.

8.9.1. **In General**. For purposes of section 8.5, section 8.6.3, section 8.7, and section 8.8, the fair market value of the Company's assets shall be as agreed by the Manager and the Member(s) whose Shares are being purchased. If they cannot agree, the fair market values shall be determined by a single qualified appraiser chosen by the mutual agreement of the Manager and the Member(s) in question. If they cannot agree on a single appraiser, then they shall each select a qualified appraiser to determine the fair market value. Within forty five (45) days, each such appraiser shall determine the fair market value, and if the two values so determined differ by less than ten percent (10%) then the arithmetic average of the two values shall conclusively be deemed to be the fair market value of the assets. If the two values differ by more than ten percent (10%), then the two appraisers shall be instructed to work together for a period of ten (10) days to reconcile their differences, and if they are able to reconcile their differences to within a variation of ten percent (10%), the arithmetical average shall conclusively be deemed to be the fair market value. If they are unable to so reconcile their differences, then the two appraisers shall, within ten (10) additional days, pick a third appraiser. The third appraiser shall, within an additional ten (10) days, review the appraisals performed by the original two, and select the one that he believes most closely reflects the fair market value of the Company's assets, and that appraisal shall conclusively be deemed to be the fair market value.

8.9.2. **Special Rules**.

(a) **Designation of Representative**. If the Shares of more than one Class A Member are being purchased, then all such Members shall select a single representative, voting on the basis of the number of Class A Shares owned by each, and such single representative (who may but need not be one of the Members in question) shall speak and act for all such Members.

8.9.3. **Cost of Appraisals**. The Company on one hand and the Class A Member(s) whose Shares are being purchased on the other hand shall each pay for the appraisal such party obtains pursuant to section 8.9.1. If a third appraiser is required, the parties shall share the cost equally.

8.10. **Withdrawal**. A Class A Member may withdraw from the Company by giving at least ninety (90) days' notice to the Manager. The withdrawing Class A Member shall be entitled to no distributions or payments from Company on account of his, her, or its withdrawal, nor shall he, she, or it be indemnified against liabilities of Company or relieved of his, her, or its responsibility to contribute capital. For purposes of this section, a Class A Member who transfers a Class A Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9. **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1. **Dissolution**. The Company shall be dissolved upon the first to occur of (i) the date twelve (12) months following the sale of all or substantially all the assets of the Company, (ii) the determination of the Manager to dissolve. The Members hereby waive the right to have the Company dissolved by judicial decree pursuant to Tex. Bus. Orgs. Code Ann. §11.314.

9.2. **Liquidation**.

9.2.1. **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2. **Distribution of Assets**. After liquidation of the Company, the net proceeds of the liquidation of the Company's assets shall be applied and distributed in accordance with Article Four.

9.2.3. **Distributions in Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4. **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10. **ARTICLE TEN: POWER OF ATTORNEY**

10.1. **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Class A Member, with power and authority to act in the name and on behalf of each such Class A Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1. This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2. Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3. Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4. Any and all other instruments as the Manager may deem necessary or desirable to affect the purposes of this Agreement and carry out fully its provisions.

10.2. **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Class A Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manager by one or more of the officers of the Manager for each of the Class A Members by the signature of the Manager acting as attorney-in-fact for all of the Class A Members, together with a list of all Class A Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by a Class A Member of all or any portion of his, her or its Class A Shares except that, where the assignee of the Class A Shares owned by the Class A Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3. **Notice to Class A Members**. The Manager shall promptly furnish to each Class A Member a copy of any amendment to this Agreement executed by the Manager pursuant to a power of attorney from such Class A Member.

11. **ARTICLE ELEVEN: AMENDMENTS**

11.1. **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

11.1.1. The correction of typographical errors;

11.1.2. A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

11.1.3. The creation of additional classes of limited liability company interests pursuant to section 3.1;

11.1.4. The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

11.1.5. An amendment that cures ambiguities or inconsistencies in this Agreement;

11.1.6. An amendment that adds to its own obligations or responsibilities;

11.1.7.   A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Company;

11.1.8.   A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940;

11.1.9.   A change to facilitate the trading of Shares, including changes required by law or by the rules of a securities exchange;

11.1.10.   A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

11.1.11.   A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

11.1.12.   A change the Manager determines to be necessary or appropriate to reflect an investment by the Company in any corporation, partnership, joint venture, limited liability company or other entity;

11.1.13.   An amendment that conforms to the Disclosure Document;

11.1.14.   Any amendments expressly permitted in this Agreement to be made by the Manager acting alone;

11.1.15.   Any amendment required by a lender, other than an amendment imposing personal liability on a Class A Member or requiring a Class A Member to make additional Capital Contribution; or

11.1.16.   Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Class A Members.

11.2.   **Amendments Requiring Majority Consent**. Any amendment that has, or could reasonably be expected to have, an adverse effect on the Class A Members, other than amendments described in section 11.4, shall require the consent of the Manager and Class A Members holding a majority of the Class A Shares.

11.3.   **Amendments to Vary Distributions**. The Manager may amend Article Four to increase the distributions to one or more Class A Members (for example, to increase the Preferred Return of one or more Class A Members), without the consent of any other Class A Member, provided that any such increase does not decrease the distributions to any other Class A Members. Any such amendment may be affected by a letter agreement between the Manager and the affected Class A Member(s).

11.4. **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

11.4.1. An amendment deleting or modifying any of the amendments already listed in this section 11.4;

11.4.2. An amendment that would require any Class A Member to make additional Capital Contributions; and

11.4.3. An amendment that would impose personal liability on any Class A Member.

11.5. **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of Class A Members, the Manager shall notify each affected Class A Member (who may be all Class A Members, or only Class A Members holding a given class of Class A Shares) in writing, specifying the proposed amendment and the reason(s) why the Manager believe the amendment is in the best interest of the Company. At the written request of Class A Members holding at least Twenty Percent (20%) of the Class A Shares entitled to vote on the amendment, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If a Class A Member does not respond to the notice from the Manager within twenty (20) calendar days the Manager shall send a reminder. If the Class A Member does not respond for an additional ten (10) calendar days following the reminder such Class A Member shall be deemed to have consented to the proposed amendment(s). If the Manager proposes an amendment that is not approved by the Class A Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least six (6) months.

12. **ARTICLE TWELVE: MISCELLANEOUS**

12.1. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's inbox), to the principal business address of the Company, if to the Company or the Manager, to the email address of A Class A Member provided by such Class A Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.2. **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

12.3. **Governing Law**. This Agreement shall be governed by the internal laws of Texas without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Texas courts or the Federal courts located in or most geographically convenient to San Antonio, Texas, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Texas law.

12.4. **Waiver of Jury Trial**. EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.5. **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via services such as DocuSign or . An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.6. **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement with respect to Agent, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

12.7. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.8. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.9. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.10. **Execution by Class A Members**. It is anticipated that this Agreement will be executed by Class A Members through the execution of a separate Investment Agreement.

12.11. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.12. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.



IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

LandVest Capital Secured Land Fund 1 CF LLC

By: Charles Covey
As Manager

Charles M. Covey
____

LandVest V1 TX

Exhibit F Summary of LLC Agreement

SUMMARY OF LLC AGREEMENT

The following summarizes some of the key provisions of the Company's LLC Agreement. This summary is qualified in its entirety by the actual LLC Agreement, which is attached as Exhibit E.

Formation and History of Governing Documents

The Company was formed in Texas on 2/21/2024 pursuant to the Texas Limited Liability Company Act.

Management

The Manager will have complete control over the business of the Company.

Personal Liability

Neither the Manager nor any Investor will be directly liable for any of the debts or obligations of the Company.

Distributions

Distributions from the Company will be made in the manner described in Item 4.

Transfers

In general, Class A Shares are freely transferable. However, the transferee will be admitted to the Company only upon the satisfaction of certain conditions.

Death, Disability, Etc.

If an Investor should die or become incapacitated, he or she (or the Investor's estate) will continue to own the Investor's Class A Shares.

Mandatory Redemption

Under some circumstances the Manager has the right to redeem (buy back) the Class A Shares owned by an Investor. For example, the Manager would have the right to redeem the Class A Shares owned by an Investor who had made material misrepresentations to the Company.

Fees to Manager and Affiliates

The Manager and its affiliates will be entitled to certain fees and distributions described in Item 5.

Exculpation and Indemnification

The LLC Agreement seeks to protect the Manager from legal claims made by Members to the maximum extent permitted by law. For example, it eliminates the fiduciary obligations of the Manager and provides that the Manager will be indemnified from most claims.

Rights to Information

Each year, the Company will provide the Investors with (i) a statement showing in reasonable detail the computation of the amount (if any) distributed to the Members; (ii) a balance sheet of the Company; (iii) a statement of the Company's income and expenses; and (iv) information for Members to prepare their income tax returns. A Member's right to see additional information or inspect the books and records of the Company is limited by the LLC Agreement.

Electronic Delivery

All communications and documents, including all tax-related documents, will be transmitted by the Company to the Members via electronic delivery.

Exhibit G Summary of Federal Income Tax Consequences

TAX CONSEQUENCES OF INVESTING

The following summarizes some of the U.S. Federal income tax consequences of acquiring Class A Shares. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring Class A Shares, could change in the future.

This is only a summary, applicable to a generic Investor who is an individual and a citizen or resident of the United States. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

This summary does not address the tax laws of any jurisdiction other than the United States.

Classification as a Partnership

The Company will be treated as a partnership for Federal income tax purposes. If the Company were treated as a corporation and not as a partnership, the profits and gains from the Project would generally be subject to at least two levels of Federal income taxation. This would substantially reduce the economic return to Investors.

Federal Income Taxation of the Company and its Members

Because it is treated as a partnership, the Company itself will not be subject to Federal income taxes. Instead, each Investor will be required to report on his personal Federal income tax return his, her, or its distributive share of the Company's income, gains, losses, deductions and credits for the taxable year, whether or not the Investor receives any actual distributions. Each Investor's distributive share of such items will be determined in accordance with the LLC Agreement.

20% Deduction for Pass-Through Entities

In general, the owners of a partnership, or an entity (like the Company) that is treated as a partnership for Federal income tax purposes, may deduct up to 20% of the amount of taxable income and gains allocated to them by the partnership, excluding certain items like interest and capital gains. However, the deduction claimed by any owner may not exceed the greater of:

- ☐ The owner's share of 50% of the wages paid by the partnership; or

- ☐ The sum of:

  - o The owner's share of 20% of the wages paid by the partnership; plus

  - o The owner's share of 2.5% of the cost of certain depreciable assets of the partnership.

The Company will not pay wages but will own depreciable assets directly or indirectly. Consequently, Investors should be entitled to a deduction for a portion of the ordinary business income of the Company allocated to them, but it is impossible to predict how much. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

Deduction of Losses

Each Investor may deduct his, her, or its allocable share of the Company's losses, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Company against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

Tax Basis

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Class A Shares. An Investor's tax basis will initially equal his, her, or its capital contribution (*i.e.*, the purchase price for your Class A Shares). Thereafter, the Investor's basis generally will be increased by further capital contributions made by the Investor; his, her, or its allocable share of the Company's taxable and tax-exempt income; and his, her, or its share of certain liabilities of the Company. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives; his, her, or its allocable share of the Company's losses and deductions; and any decrease in his, her, or its share of the Company's liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of the Company's losses to the extent the losses exceed the amount the Investor is considered to have at risk in the Company. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (*i.e.*, the purchase price for the Interest); his, her, or its basis in other contributed property; and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of the Company's income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of the Company's losses. With respect to amounts borrowed for investment in the Company, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an Investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

Limitations on Losses from Passive Activities

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company will be treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses from the Company except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his entire Interest in a taxable transaction.

Limitation on Capital Losses

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

Limitation on Investment Interest

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase an Class A Share and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When the Company (or an entity in which the Company owns an interest) borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules), each Investor will be treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if the Company repays loans or an Investor disposes of his, her, or its Class A Shares) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

Allocations of Profits and Losses

The profits and losses of the Company will be allocated among all the owners of the Company in the manner described in the LLC Agreement. In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each Investor is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss among the Members.

Sale or Exchange of the Class A Shares

In general, the sale of Class A Shares by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Interest has been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of Class A Shares, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers Class A Shares at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of Class A Shares will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Class A Shares. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Class A Shares against the amount considered to be realized as a result of the gift (*i.e.*, the Company's debt).

Transfer of Class A Shares by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his pre-death basis in his or her Class A Shares. The deceased Investor's transferee will get a basis in the Class A Shares equal to its fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution of cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the Class A Shares. Any such gain generally will be considered as gain from the sale of the Class A Shares.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

The Company will report its income and losses using the calendar year and each Investor that is an individual or an entity with a calendar fiscal year will report his or its share of income and losses for the calendar year. Entity Investors using a non-calendar fiscal year will report income and losses for the Company's taxable year ending on the December 31st that falls within the fiscal year of such entity Investor.

Section 754 Election

The Company may, but is not required to, make an election under Code §754 on the sale of Class A Shares or the death of an Investor. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Unrelated Business Taxable Income for Tax-Exempt Investors

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Under these rules, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of Class A Shares. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Company items on his tax return consistent with the treatment on the Company's information return or file a statement with his tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Backup Withholding and Reporting

We will be required to report information to the IRS on certain distributions. In addition, we will be required to withhold tax from our payments to you under some circumstances. Any amounts withheld will be allowed as a refund or a credit against your U.S. Federal income tax liability provided the required information is furnished to the IRS on a timely basis.

Other Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes, and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, State and local income or inheritance taxes, or taxes imposed by non-U.S. jurisdictions. Prospective Investors should consult their own tax advisors with respect to such matters.


THE FOREGOING ARE NOT TO BE CONSIDERED ANY FORM OF TAX ADVICE.

PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.


LANDVEST CAPITAL SECURED LAND 1 CF LLC

REVIEWED FINANCIAL STATEMENTS

AS OF

MARCH 31, 2024

PREPARED BY
BRICKSTONE & ASSOCIATES, LLC
43335 CHOCKBERY COURT SUITE 110
ASHBURN VA
TELEPHONE (202) 445-6440

LANDVEST CAPITAL SECURED LAND 1 CF LLC

TABLE OF CONTENTS	**Page**



Report of Independent Accountants

To the Management
LANDVEST CAPITAL SECURED LAND 1 CF LLC

We have reviewed the accompanying financial statements of LANDVEST CAPITAL SECURED LAND 1 CF LLC., which comprise the balance sheet as of March 31, 2024, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the reviews in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether we were aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Brickstone & Associates, LLC CPA

March 31, 2024
VA 134338

1

LANDVEST CAPITAL SECURED LAND 1 CF LLC
BALANCE SHEET
AS OF MARCH 31, 2024

ASSETS

		2024
ASSETS:		
CURRENT ASSETS		
Cash in Bank	$	-
Investment Account		-
Accounts Receivable		-
Total Current Assets	$	-
FIXED ASSETS		
Furniture and Fixtures		-
Office Equipment		-
Vehicle		-
Leasehold Improvements		-
Less: Accumulated Depreciation		-
Net Fixed Assets	$	-
TOTAL ASSETS	$	-

See accountant's review report and accompanying notes to financial statements.

LANDVEST CAPITAL SECURED LAND 1 CF LLC
BALANCE SHEET
AS OF MARCH 31, 2024
LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
  CURRENT LIABILITIES
  Accounts Payable $ -
     Total Current Liabilities   -

  LONGTERM LIABILITIES

  Long Term Debt $ -

  Total Long-term Liabilities   -

  TOTAL LIABILITIES $ -

SHAREHOLDERS EQUITY
  Retained Earnings   -
  Current Year Income(Loss)   -
  Total Shareholders' Equity   -

  TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY $ -

3

LANDVEST CAPITAL SECURED LAND 1 CF LLC
INCOME STATEMENT
FOR THE YEAR PERIOD MARCH 31, 2024

INCOME:		2024
Revenue	$	-
Total Revenue		-
Cost of Goods Sold:		
Other		
Costs		-
Less: Cost of Goods Sold		-
Gross Profit	$	-
EXPENSES:		
Advertising		-
Salaries Officers		-
Salaries Others		-
Payroll Taxes		-
Legal and Professional Fees		-
Taxes & licenses		-
Depreciation		-
TOTAL OPERATING EXPENSES	$	-
NET INCOME(LOSS)	$	-

LANDVEST CAPITAL SECURED LAND 1 CF LLC
STATEMENTS OF CASH FLOW
AS OF MARCH 31, 2024

	Total
Cash Flows from Operating Activities	
Net Income (Loss)	$ -
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities	
Depreciation & Asset Amortization	-
(Increase) decrease in accounts receivable	-
Increase (decrease) in accounts payable	-
Total Adjustments	-
Net Cash Provided (Used) by Operating Activities	-
Cashflow from Investing Activities	
Net Investment Account	-
Purchase of Property and Equipment	-
Net Cash Provided (Used) by Investing Activities	-
Cashflow from Financing Activities	
Long Term Debt	-
Net Cash Provided (Used) by Financing Activities	-
NET INCREASE (DECREASE) IN CASH	-
CASH, BEGINNING OF YEAR	-
CASH, END OF YEAR	$ -

See accountant's review report and accompanying notes to financial statements.

LANDVEST CAPITAL SECURED LAND 1 CF LLC
NOTES TO FINANCIAL STATEMENTS
AS OF MARCH 31, 2024

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies was consistently applied in the preparation of the accompanying financial statement.

Organization of Purpose

LANDVEST CAPITAL SECURED LAND 1 CF LLC is a company registered in the State of Texas. The company will invest in affordable housing development projects, primarily in Texas, to work toward the larger goal of developing 10,000 affordable housing units.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ('GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

CASH AND CASH EQUIVILENTS

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 30, 2022 (inception), the Company has no cash and cash equivalents.

REVENUE RECOGNITION

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps to determine the appropriate amount of

revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. As of October 3, 2022 (inception), the Company has not earned any revenue.

ORGANIZATIONAL COSTS

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

INCOME TAX

The Company, with the consent of its members, has been elected under the Internal Revenue Code to be a limited liability company. In lieu of federal corporate income taxes, the member of the limited liability company is taxed individually on the Company's taxable income. Therefore, no provision of liability for federal or state income taxes has been included in the financial statements.

Income Tax Uncertainties

The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-then-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company's income tax returns for years since 2014 remain open for examination by tax authorities. The Company is not currently under audit by any tax jurisdiction.

Related Party Transactions

The company has no related party transactions.

SIGNIFICANT RISKS AND UNCERTANITIES

The Company has a limited operating history and has not yet generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to credit risk and changes to regulations governing the Company's industry. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Subsequent events

Management has evaluated subsequent events though March 31, 2024, the date the financial statements were available for issuance, and has determined that there are no subsequent events.



Name of covered person: Charles Michael Covey

Date: March 20, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary

Our investigation revealed that **Charles Michael Covey**

is likely:

NOT DISQUALIFIED



Criminal Convictions

Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities.

Details: No information indicating a criminal conviction was found.



Civil Orders, Judgments, and Decrees

Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities.

Details: No information indicating a civil order, judgment, or decree was found.

Regulatory Authority Orders

Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct.

Details: No information indicating a regulatory order was found.



SEC Regulated Person Orders

Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock.

Details: No information indicating a regulated person order was found.





SEC Cease-and-Desist Orders

Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

Details: No information indicating a SEC cease-and-desist order was found.



Self-Regulatory Organization Orders

Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

Details: No information indicating a self-regulatory organization order was found.



SEC Stop Orders

Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

Details: No information indicating a SEC stop order was found.



USPO Orders

United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Details: No information indicating a USPO order was found.



Other Information

Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering.

Details: Other derogatory other information was found. See Exhibit A for more information.

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

Exhibit A

A criminal check for Charles M. Covey uncovered two Driving While Intoxicated offenses in July 2011. The case was disposed in June 2012.

One of the affiliated entities, LandVest Partners, has a pending contract litigation related to the sale of a small raw land parcel in 2022. The case is currently pending.



Name of covered person: Jordan Lovejoy

Date: April 22, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that Jordan Lovejoy is likely: **QUALIFIED**	
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	



SEC Cease-and-Desist Orders

Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

Details: No information indicating a SEC cease-and-desist order was found.



Self-Regulatory Organization Orders

Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

Details: No information indicating a self-regulatory organization order was found.



SEC Stop Orders

Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

Details: No information indicating a SEC stop order was found.



USPO Orders

United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Details: No information indicating a USPO order was found.



Other Information

Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering.

Details: No derogatory other information was found.



Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.